Exhibit 99.1

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli corporation, are hereby invited to the Extraordinary General Meeting (the “Extraordinary Meeting”) of the shareholders of Rosetta Genomics Ltd. that will be held at 25901 Commercentre Dr., Lake Forest, CA 92630, on April 17, 2018 at 10:00 am (PT). Notice of the Extraordinary Meeting was originally published on March 12, 2018.

At the Extraordinary Meeting, shareholders will be asked to consider and vote on the following:

1.	The adoption and approval, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), of the merger of Stone Marger Sub Ltd. (“Merger Sub”), a company incorporated under the laws of the State of Israel and a wholly owned subsidiary of Genoptix, Inc., a Delaware corporation (“Genoptix”), with and into the Company, including the adoption and approval of: (i) the Agreement and Plan of Merger, dated as of February 27, 2018 (the “Merger Agreement”), by and among Genoptix, Merger Sub, and the Company; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314 through 327 of the Companies Law, following which the separate corporate existence of Merger Sub shall cease and the Company will become a private wholly-owned direct subsidiary of Genoptix; (iii) the consideration to be received by the shareholders of the Company in the Merger, preliminarily estimated to be $0.40 to $0.45 in cash, without interest and less any applicable withholding taxes, for each ordinary share of the Company nominal (par) value NIS 7.2 per share, held immediately prior to the effective time of the Merger, with the exact price per ordinary share dependent on the final amounts of deductions and adjustments detailed in the Merger Agreement that have not yet been fixed and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including, without limitation, the purchase by the Company of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger.

We currently know of no business to be transacted at the Extraordinary Meeting other than as set forth above, but, if any other matter is properly presented at the Extraordinary Meeting, the persons that will be named in the proxy card will vote upon such matters, in accordance with their best judgment.

The approval of Item 1 requires the affirmative vote of the holders of at least a majority of the voting power of the Company, in person or by proxy, such majority not to include votes by shareholders that are Merger Sub, Genoptix or any person or entity holding at least 25% of the means of control of either Merger Sub or Genoptix, or any person or entity acting on their behalf, including any family member of, or entity controlled by, any of the foregoing.

Only shareholders of record at the close of trading on March 20, 2018, will be entitled to notice of, and to vote at, the Extraordinary Meeting. All shareholders are cordially invited to attend the Extraordinary Meeting in person. Two or more shareholders present, in person or by proxy, and holding shares conferring in the aggregate more than 25% of the voting power of the Company shall constitute a quorum for the Extraordinary Meeting. Pursuant to the terms of the Merger Agreement, the Extraordinary Meeting shall be held on April 17, 2018 and cannot be adjourned or postponed for any reason, including if the quorum requirements have not been met. Accordingly, if the quorum requirements are not met and the Merger Agreement is not adopted by the Company’s shareholders and the Merger Agreement is terminated or if the Merger is not consummated for any other reason, the Company’s shareholders will not receive any payment for their shares in connection with the Merger. Rather, because of the Company’s financial condition and continued operating losses, which, among other reasons, has led the Board to recommend the Merger Agreement, we anticipate that we may be required to seek protection from our creditors or an involuntary petition for bankruptcy may be filed against us in light of our financial condition.

Shareholders of record who do not expect to attend the Extraordinary Meeting in person may vote by means of a proxy card and are requested to mark, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32(d) of the Amended and Restated Articles of Association of the Company, the vote of the senior holder who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy card must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s tabulating agent, Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717, not less than four (4) hours before the time fixed for the Extraordinary Meeting unless such requirement is waived by the chairman of the Extraordinary Meeting. Shareholders who attend the Extraordinary Meeting may revoke their proxy cards and vote their shares in person.

If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Extraordinary Meeting (or to appoint a proxy to do so on your behalf).

Abstentions and broker non-votes will count for purposes of establishing a quorum but will have the same effect as a vote cast “AGAINST” Item 1. As a result, it is very important that you return a duly executed proxy card in a timely manner or direct your bank, broker or other nominee on how to vote your shares on your behalf.

According to the Companies Law, one or more shareholders who hold at least 1% of the voting rights in the Extraordinary Meeting may request, no later than March 19, 2018, that the Board of Directors include a subject matter on the agenda of the Extraordinary Meeting, provided it is suitable for discussion at a general meeting.

The complete form of the proposed resolutions may be inspected at the offices of the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, who is accessible by phone at (+1) 877-429-6643.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Extraordinary Meeting to the Company’s offices at its above mentioned address, Attention: Ron Kalfus, Chief Financial Officer, or by facsimile to +972-73-2220701, no later than April 7, 2018. Any position statement so received will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board
March 13, 2018

PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel
Phone number +972-73-222-0700

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On April 17, 2018

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company” or “Rosetta”, respectively) for use at our Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held at 25901 Commercentre Dr., Lake Forest, CA 92630, on April 17, 2018 at 10:00 am (PT). The record date for determining shareholders entitled to notice of, and to vote at, the Extraordinary Meeting has been established as of the close of trading on March 20, 2018. Pursuant to the terms of the Merger Agreement, the Extraordinary Meeting cannot be adjourned or postponed for any reason. For that reason, we encourage our shareholders to vote their shares in advance of the deadline.

As of March 12, 2018, we had outstanding 5,929,860 ordinary shares, nominal (par) value NIS 7.2 per share (“Ordinary Shares”), each of which is entitled to one vote on each matter to be voted upon at the Extraordinary Meeting.

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about March 27, 2018. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of March 13, 2018, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a report on a Form 6-K and are available on the Company’s website at www.rosettagx.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s tabulating agent, Broadridge Financial Solutions, 51 Mercedes Way, Edgewood, NY 11717, not less than four (4) hours before the time fixed for the Extraordinary Meeting, unless such requirement is waived by the Chairman of the Extraordinary Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the Notice of Extraordinary Meeting of Shareholders that was originally published on March 12, 2018 (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card.

If your Ordinary Shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in, and to vote your shares at, the Extraordinary Meeting (or to appoint a proxy to do so on your behalf).

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Extraordinary Meeting or requesting the return of the proxy at the Extraordinary Meeting; or (iii) executing and delivering to us a later-dated proxy card.

Two or more shareholders present, in person or by proxy, and holding shares conferring in the aggregate more than 25% of the voting power of the Company shall constitute a quorum for the Extraordinary Meeting. Pursuant to the terms of the Merger Agreement (as defined below), the Extraordinary Meeting shall be held on April 17, 2018 and cannot be adjourned or postponed for any reason, including if the quorum requirements have not been met. Accordingly, if the Merger Agreement is not adopted by the Company’s shareholders and the Merger Agreement is terminated or if the Merger (as defined below) is not consummated for any other reason, the Company’s shareholders will not receive any payment for their shares in connection with the Merger. Rather, because of the Company’s financial condition and continued operating losses, which, among other reasons, has led the Board to recommend the Merger Agreement, we anticipate that we may be required to seek protection from our creditors, or an involuntary petition for bankruptcy may be filed against us in light of our financial condition.

The approval of Item 1 — The Merger Proposal, requires the affirmative vote of the holders of at least a majority of the voting power of the Company, in person or by proxy, such majority not to include votes by shareholders that are Merger Sub, Genoptix or any person or entity holding at least 25% of the means of control of either Merger Sub or Genoptix, or any person or entity acting on their behalf, including any family member of, or entity controlled by, any of the foregoing (each, a “Genoptix Affiliate”).

Abstentions and broker non-votes will count for purposes of establishing a quorum but will have the same effect as a vote cast “AGAINST” Item 1. As a result, it is very important that you return a duly executed proxy card in a timely manner or direct your bank, broker or other nominee on how to vote your shares on your behalf.

Shareholders must affirm that they are not Genoptix Affiliates on the proxy card (by checking the appropriate box in Item 1A of the proxy card) in order for their votes to count towards the majority required for approval of the proposal. If a shareholder does not check the “NO” box on the proxy card to indicate that he, she or it is not a Genoptix Affiliate, then the shareholder’s vote will not count toward the required majority.

If a shareholder signs and returns the proxy card without indicating how the shareholder intends to vote, then the shareholder’s shares will not be voted, unless the shareholder provides a reply in Item 1A of the proxy card by checking the appropriate box on the proxy card to indicate that he, she or it is not a Genoptix Affiliate, in which case the Ordinary Shares will be voted in favor of the proposal.

MATTERS RELATING TO THE EXTRAORDINARY MEETING

At the Extraordinary Meeting, the shareholders will be asked to vote on the following proposal:

ITEM ONE — The Merger Proposal

It Is Proposed That the Following Resolutions Be Adopted at the Extraordinary Meeting:

The adoption and approval, pursuant to Section 320 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), of the merger of Stone Marger Sub Ltd. (“Merger Sub”), a company incorporated under the laws of the State of Israel and a wholly owned subsidiary of Genoptix, Inc., a Delaware corporation (“Genoptix”), with and into the Company, including the adoption and approval of: (i) the Agreement and Plan of Merger, dated as of February 27, 2018 (the “Merger Agreement”), by and among Genoptix, Merger Sub, and the Company; (ii) the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with Sections 314 through 327 of the Companies Law, following which the separate corporate existence of Merger Sub shall cease and the Company will become a private wholly-owned direct subsidiary of Genoptix; (iii) the consideration to be received by the shareholders of the Company in the Merger, preliminarily estimated to be $0.40 to $0.45 in cash, without interest and less any applicable withholding taxes, for each Ordinary Share held immediately prior to the effective time of the Merger, with the exact price per Ordinary Share dependent on the final amounts of deductions and adjustments detailed in the Merger Agreement that have not yet been fixed, and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the effective time of the Merger; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, including, without limitation, the purchase by the Company of a prepaid “tail” directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

THE MERGER

The Companies

Rosetta Genomics Ltd.

Rosetta is pioneering the field of molecular diagnostics by offering rapid and accurate diagnostic information that enables physicians to make timelier and informed treatment decisions to improve patient care. Rosetta has developed a portfolio of unique diagnostic solutions for oncologists, endocrinologists, cytopathologists and other specialists to help them deliver better care to their patients. RosettaGX Reveal™, a Thyroid microRNA Classifier for classifying indeterminate thyroid nodules, as well as the full RosettaGX® portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA-based CAP-accredited, CLIA-certified lab.

Rosetta’s mailing address and executive offices are located at 3711 Market Street, Suite 740, Philadelphia, PA 19104.

Additional information concerning Rosetta is included in Rosetta’s reports filed or furnished to the SEC pursuant to the Securities Exchange Act of 1934, as amended (including the rules promulgated thereunder, the “Exchange Act”). See “Where You Can Find Additional Information” on page 45 of this proxy statement.

Genoptix Inc.

Genoptix is a leading clinical laboratory specializing in hematology and solid tumors and operates one of the largest hematopathology centers in the United States. Genoptix provides personalized and comprehensive diagnostic services to hematologists, oncologists and pathologists, with a specialization in diagnosing cancers and disorders in bone marrow, blood, and lymph nodes, as well as in solid tumor workups using molecular testing. Through an integrated approach to case management, Genoptix delivers individualized, actionable results for each patient to help the referring physician make the best treatment decisions.

Genoptix’s mailing address and executive offices are located at 2131 Faraday Avenue, Carlsbad, CA 92008.

Stone Marger Sub Ltd.

Merger Sub is a newly-formed, wholly-owned subsidiary of Genoptix. Genoptix formed this subsidiary as an Israeli company solely to effect the Merger, and this subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Merger Sub will merge with and into Rosetta and will cease to exist.

Merger Sub’s mailing address and executive offices are located at 2131 Faraday Avenue, Carlsbad, CA 92008.

Background of the Merger

Rosetta’s senior management team and Board actively monitor and assess developments in the diagnostic space and related industries. In addition, Rosetta’s senior management team and Board regularly consider and evaluate options for achieving Rosetta’s long-term strategic goals and enhancing shareholder value as an independent company, as well as potential strategic alternatives to enhance shareholder value.

The following is a summary of the material events leading up to the execution of the Merger Agreement. At each formal meeting of the Board described below, all of the members of the Board who were present and who participated in discussions were independent (as determined previously by the Board pursuant to the Nasdaq Listing Rules), and the actions taken by the Board at such meetings were approved by such independent members of the Board. In addition, throughout the period described below, prior to and in between formal meetings of the Board, Rosetta’s chief executive officer, Ken Berlin (“CEO”), frequently updated the Board on the relevant events and developments.

On October 2, 2017, Rosetta received approximately $1,800,000 of net proceeds from a private placement of convertible debentures and warrants. Despite this private placement, Rosetta continued to face an acute need for additional cash to continue its business and projected that its cash resources would be sufficient only through the end of the 2017 fiscal year. Although Rosetta continued to furlough employees and eliminate positions in an effort to preserve cash, management and the Board recognized that Rosetta had a limited window in which to raise additional cash or sell the Company.

On October 3, 2017, Genoptix’s head of corporate development reached out to Rosetta’s CEO to establish contact for exploring a potential commercial or strategic collaboration. During the two years prior to Genoptix’s unsolicited approach, Rosetta had engaged in negotiations with two other parties regarding the possible sale of the entire company and three other parties regarding the possible sale of Rosetta’s PersonalizeDx business (the “PersonalizeDx Business”). In September 2017, Rosetta entered into an agreement to sell the PersonalizeDx business to one of these prospective purchasers for $2,875,000. The transaction was scheduled to close on September 18, 2017, but the purchaser failed to complete the acquisition. Rosetta subsequently terminated the purchase agreement, reserving all rights against the purchaser.

On October 5, 2017, Rosetta’s CEO and Genoptix’s head of corporate development had an introductory telephone call where non-confidential information was exchanged about Rosetta and about Genoptix and the parties discussed the various alternatives for collaboration, including potential strategic transactions.

On October 9, 2017, Rosetta signed a non-disclosure agreement with Genoptix, following which it provided Genoptix with preliminary diligence information via data room access, followed by some discussions and exchanges of emails in the days that followed related to Rosetta’s miRNA business as well as Rosetta’s PersonalizeDx Business.

On October 18, 2017, the chief executive officer, chief financial officer and head of corporate development of Genoptix met at Rosetta’s facility in Lake Forest, California with Rosetta’s chief financial officer, Ron Kalfus (“CFO”), and a business development consultant that Rosetta had hired earlier that month to assist it with seeking commercial and strategic collaborations. During this meeting, the chief executive officer of Genoptix expressed his company’s interest in acquiring Rosetta as a whole, with Genoptix’s cash on hand. The chief executive officer of Genoptix mentioned that Genoptix’s board of directors was meeting on October 25, 2017, to discuss several strategic opportunities that they were considering and that, in order to consider the Rosetta opportunity more seriously, they would need additional materials to be added to the data room prior to that meeting.

On October 23, 2017, the chief executive officer, chief financial officer and head of corporate development of Genoptix returned for a second meeting at Rosetta’s facility in Lake Forest, CA, with Rosetta’s CEO joining by phone and Rosetta’s CFO present in person. During this meeting, the chief executive officer of Genoptix reiterated his company’s interest in acquiring Rosetta as a whole, with some additional discussion taking place on the timeline of the proposed transaction as well as other business issues.

On October 26, 2017, Rosetta’s chairman of the Board (the “Chairman”) and CEO received a signed term sheet from the chief executive officer of Genoptix for the acquisition of Rosetta. The term sheet was forwarded to all of Rosetta’s Board members, Rosetta’s outside legal counsel in the U.S., Mintz Levin Cohn Ferris Glovsky and Popeo PC (“Mintz Levin”), and Rosetta’s outside legal counsel in Israel, Amar Reiter Jeanne Shochatovitch & Co. (“AYR”) on the same day, with a request to hold a Board meeting within the coming days.

On October 31, 2017, Rosetta’s Board met to discuss the proposal from Genoptix as well as other potential strategic alternatives. The Board further determined to re-engage Rosetta’s bankers at Cantor Fitzgerald & Co. (“Cantor”) to approach other potential purchasers. Rosetta had previously engaged Cantor in April 2014 to assist with identifying potential acquisition targets. Cantor had remained in contact with Rosetta, presenting a list of possible buyers in January 2017 and updating the Board in April 2017 regarding possible acquirors of Rosetta’s PersonalizeDx business. Following its re-engagement, Cantor contacted various parties from its January 2017 buyers list, plus at least one additional prospective acquirer, including, in the aggregate, over 20 companies. None of the potential buyers contacted by Cantor elected to proceed further.

Given the speed with which Rosetta needed to operate in the coming days vis-à-vis the Genoptix proposal, as well as other potential offers, the Board appointed two of its members, one being the Chairman, to an ad hoc committee (the “Committee”) in charge of examining offers, negotiating terms and providing immediate feedback to management for negotiation purposes.

On October 31, 2017, Rosetta’s CEO received an unsolicited draft letter of intent (“LOI”) from another interested party (“Party 2”), looking to acquire Rosetta’s miRNA-based business for a combination of cash and stock. The Committee and Cantor were notified of this LOI on the same day.

On November 1, 2017, following consultation with the Committee, as well as with Cantor, Mintz Levin and AYR, Rosetta’s CEO responded to Genoptix’s proposal with proposed changes to the terms of the term sheet.

On November 2, 2017, following discussion between Rosetta’s CEO and Party 2’s chief executive officer that were held in the previous days, Rosetta’s CEO received a further revised LOI from Party 2. The revised LOI was shared with the Committee and Cantor on the same day.

On November 3, 2017, Rosetta’s CEO and the chief executive officer of Genoptix had a discussion regarding Rosetta’s proposed changes to the term sheet.

On November 4, 2017, Rosetta’s Chairman and CEO received a revised term sheet from Genoptix which included revisions requested by Rosetta’s CEO.

On November 5, 2017, Rosetta’s CEO provided the full Board with an email update on the two competing proposals, as well as latest developments with both Genoptix and Party 2.

Between November 5, 2017 and November 9, 2017, Rosetta’s CEO and the chief executive officer of Genoptix continued their discussions regarding the terms of a possible transaction. Discussions focused on whether Genoptix’s bid would include a “contingent value right” pursuant to which shareholders would be entitled to receive additional consideration if sales of RosettaGX Reveal™, Rosetta’s proprietary, thyroid microRNA classifier for classifying indeterminate thyroid nodules, hit specified milestone levels and the terms of a bridge loan to be made by Genoptix to Rosetta so that Rosetta could continue operations through the closing of a transaction.

On November 10, 2017, following additional discussions that took place that day among Rosetta’s CEO, Cantor and Genoptix’s leadership, Rosetta’s Chairman and CEO received a further revised term sheet from Genoptix. The revised proposal did not include a contingent value right, but instead proposed an increased amount to be paid at closing in lieu of any post-closing payments.

On November 12, 2017, Rosetta’s CFO and the chief financial officer of Genoptix had a discussion regarding Rosetta’s proposed changes to the term sheet. These discussions focused primarily on the terms of the bridge loan.

On November 13, 2017, Rosetta’s Chairman and CEO received a further revised term sheet from Genoptix. On the same day, Rosetta’s Board convened a meeting, along with Mintz Levin, AYR and Cantor, to review and discuss the further revised term sheet from Genoptix, as well as the latest proposal from Party 2, which Rosetta had received on November 12, 2017. The Board unanimously agreed that among the available alternatives, one of which was the possibility of bankruptcy if Rosetta was unable to raise further cash, the Genoptix offer was the most favorable alternative. Following the Board meeting, Rosetta’s CEO executed the term sheet and returned a copy to the chief executive officer of Genoptix, at which point Rosetta entered into a 30-day exclusivity period with Genoptix to allow for a full due diligence process and, in parallel, drafting of the merger documents.

Between November 20, 2017 and December 14, 2017, Genoptix (represented by Paul Hastings LLP, U.S. legal counsel to Genoptix, and Yigal Arnon & Co., Israeli legal counsel to Genoptix) and Rosetta (represented by Mintz Levin and AYR) negotiated the terms of a definitive merger agreement (the “Previous Merger Agreement”) and the Loan and Security Agreement (as such term is defined under the heading “The Secured Bridge Loan” at page 43 of this proxy statement).

On December 13, 2017, following Board meetings that occurred on December 11, 2017, and December 12, 2017, where management and Cantor provided updates on the transaction, Rosetta’s Board met to provide its final approval of the Previous Merger Agreement. Rosetta’s CEO and CFO, as well as representatives from Cantor, Mintz Levin and AYR, were present. Representatives of AYR advised the Board members of their fiduciary duties under Israeli law with respect to the proposed transaction.

Representatives of Cantor updated the Board regarding the efforts made on Rosetta’s behalf and confirmed that no new offers had been received. At the request of the Board, representatives of Cantor reviewed its financial analysis of the then proposed transaction and delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 13, 2017, to the effect that, as of such date, and on the basis of and subject to the qualifications, limitations and assumptions set forth therein, the consideration payable to the holders of Ordinary Shares following the merger pursuant to the Previous Merger Agreement (the “Previous Merger”) was fair, from a financial point of view, to such holders. Representatives of AYR then summarized the material terms of the proposed Previous Merger Agreement with Genoptix. Members of the Board also confirmed that they were not aware of any alternative business combination transactions that Rosetta could pursue at such time on terms as favorable as those reflected in the definitive documents for the Genoptix transaction.

Following an extensive and thorough discussion of the factors relevant to the proposed Previous Merger during the meeting of the Board, Rosetta’s directors unanimously determined that the Previous Merger and the Previous Merger Agreement were fair to, and in the best interests of, Rosetta’s shareholders, declared that the Previous Merger was advisable, approved the Previous Merger Agreement and the transactions contemplated thereunder, directed that the adoption of the Previous Merger Agreement be submitted to a vote at an extraordinary general meeting of shareholders and resolved to recommend to shareholders that they approve the Previous Merger, the Previous Merger Agreement and all related matters to be brought before the shareholders at the shareholder meeting.

Following the conclusion of the meeting of the Board, Rosetta granted a one-day extension of the exclusivity period granted to Genoptix, at the end of which both Rosetta and Genoptix executed the Previous Merger documents late on December 14, 2017. Rosetta issued a press release announcing the entry into the Merger Agreement on the morning (U.S. time) of December 15, 2017.

On December 22, 2017, Rosetta issued a Notice of Extraordinary General Meeting of Shareholders to be held on February 1, 2018 (the “Initial Extraordinary Meeting”), for the approval of the Previous Merger, the Previous Merger Agreement and related matters and on December 28, 2018, Rosetta filed a proxy statement with respect to the Initial Extraordinary Meeting.

On January 22, 2018, Rosetta filed a notice to its shareholders and requested that the shareholders vote FOR approval of the Previous Merger.

The Initial Extraordinary Meeting commenced on February 1, 2018. The meeting was adjourned to February 15, 2018, in order to provide Rosetta with time to solicit additional votes to approve the proposed Previous Merger. On February 15, 2018, the Initial Extraordinary Meeting was reconvened and further adjourned to February 22, 2018, again to provide Rosetta with time to solicit additional votes to approve the Previous Merger.

The Company worked with the Proxy Advisory Group and Georgeson & Co., its proxy solicitors, to obtain sufficient shareholder votes. On February 16, 2018, the Company approached Genoptix to request the ability to set a new record date and hold a new shareholder meeting. On February 19, 2018, Genoptix provided draft amendments to the Previous Merger Agreement and to the Loan and Security Agreement, providing that the Company could set a new record date and hold a new shareholder meeting in exchange for amending certain of the payment terms of the Loan and Security Agreement. Genoptix also provided a draft Distribution Agreement (as such term is defined under the heading “The Distribution Agreement” at page 42 of this proxy statement), pursuant to which Genoptix would promote, market, advertise, solicit the purchase of, distribute, use and sell certain of Rosetta’s products.

On February 20, 2018, the CEO and CFO had a discussion with the Genoptix management team about the terms of the proposed amendments to the Previous Merger Agreement, the Loan and Security Agreement and the proposed Distribution Agreement, and Rosetta’s outside counsel provided comments on such documents to Genoptix’s outside counsel, but the parties did not reach an agreement on the terms of such amendments.

On February 21, 2018, Rosetta’s Board met to explore various options in the event that the Previous Merger did not receive the requisite votes for approval, including Genoptix’s proposal, the possibility of pursuing a voluntary dissolution proceeding, and the possibility that other parties might be interested in acquiring all or part of Rosetta’s business and/or assets.

When the Initial Extraordinary Meeting was reconvened on February 22, 2018, votes representing approximately 47% of the total shares outstanding entitled to vote were cast. Of those, approximately 66%, or 1,835,365 shares, were voted in favor of the proposed Previous Merger. Such number of votes was insufficient to constitute a majority of the shares outstanding needed for the proposal to pass. As a result, Genoptix issued a Notice of Termination of the Previous Merger Agreement to Rosetta, providing that the Previous Merger Agreement would be terminated effective immediately and requesting that Rosetta pay an amount equal to $750,000 in connection with the expense reimbursement provisions of the Previous Merger Agreement. Though Genoptix terminated the Previous Merger Agreement, it indicated that it remained interested in pursuing alternative options to consummate a transaction with Rosetta.

For further details on the terms of the Previous Merger and Previous Merger Agreement refer to the proxy statement that was filed by the Company on Form 6-K on December 28, 2017.

Between February 23, 2018 and February 26, 2018, Rosetta management and Genoptix management held multiple conference calls in an attempt to negotiate the terms of a new transaction. In order to fund Rosetta’s working capital requirements during the consent solicitation process in connection with a new transaction and to prevent Rosetta from seeking protection from its creditors, Genoptix management proposed that it would purchase Rosetta’s PersonalizeDx Business through the purchase of all of the issued and outstanding shares of common stock of Rosetta’s indirect subsidiary Minuet Diagnostics Inc., in consideration for an aggregate purchase price of $1,000,000 and the assumption of the PDx Business’s liabilities for accrued expenses and accounts payable in an amount up to $1,000,000 (the “PDx Trade Payables”). In an attempt to further facilitate the success of a potential new transaction, Genoptix offered to waive $750,000 in expense reimbursement incurred under the Previous Merger Agreement, provided that the Merger was consummated on or prior to May 8, 2018, pursuant to an Expense Reimbursement Waiver Agreement (as such term is defined under the heading “Expense Reimbursement Waiver” at page 42 of this proxy statement). Concurrently with executing a definitive document providing for the PDx Acquisition (as such term is defined under the heading “The Purchase of Rosetta’s PeronsalizeDX Business” at page 41 of this proxy statement) and the Expense Reimbursement Waiver Agreement, the Company and Genoptix planned to enter into the Merger Agreement, and later to enter into the Distribution Agreement.

In parallel, Rosetta was assessing its other alternatives, including seeking other parties that may be interested in consummating a deal if the price and timing were adequate or pursuing a voluntary dissolution proceeding.

On February 26, 2018, following several calls throughout the day, Rosetta and Genoptix agreed on the new deal structure and Rosetta ceased discussions with other parties.

On February 27, 2018, Rosetta’s Board met to provide its approval of the new Merger Agreement. Rosetta’s CEO and CFO, as well as representatives from Cantor, Mintz Levin and AYR, were present. Rosetta’s CEO provided the Board with a final update on deal structure as well as results from discussions with other parties which did not yield a superior offer. Following an extensive and thorough discussion of the factors relevant to the proposed Merger during the course of the meeting of the Board, Rosetta’s directors unanimously determined that the Merger and the Merger Agreement were fair to, and in the best interests of, Rosetta’s shareholders, declared that the Merger was advisable, approved the Merger Agreement and the transactions contemplated thereunder, directed that the adoption of the Merger Agreement be submitted to a vote at an extraordinary general meeting of shareholders and resolved to recommend to shareholders that they approve the Merger, the Merger Agreement and all related matters to be brought before the shareholders at the shareholder meeting.

Later on February 27, 2018, Rosetta and Genoptix executed the Merger documents, the PDx Acquisition Agreement, Amendment Number 1 to the Loan and Security Agreement and the Expense Reimbursement Waiver Agreement. Rosetta issued a 6-K providing notice to shareholders of a new meeting date of April 6, 2018 (the “Second Extraordinary Meeting”). In addition, Rosetta issued a press release announcing the entry into the Merger Agreement.

Following renewed discussion regarding the terms of the Distribution Agreement, on March 4, 2018, Genoptix delivered a revised draft Distribution Agreement to the CEO and the CFO. Throughout March 5, 2018, the CFO negotiated the terms of such agreement with representatives of Genoptix. On March 7, 2018, the CEO presented the terms of the Distribution Agreement to the Board. The Board considered the terms of the Distribution Agreement, including its effect on bolstering Rosetta’s sales and bringing down Rosetta’s costs and determined to enter into the Distribution Agreement.

On March 8, 2018, the CEO and CFO had discussions with the Genoptix management team about the possibility of rescheduling the date of the Second Extraordinary Meeting and changing the record date, in order to facilitate the Company’s receipt of the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the Company. Following such discussions, the Genoptix management team and the Rosetta management team agreed to cancel the Second Extraordinary Meeting and reschedule the Extraordinary Meeting to April 17, 2018, and to set March 20, 2018 as the new record date.

On March 9, 2018, Rosetta’s Board approved the cancellation of the Second Extraordinary Meeting to reschedule the meeting for April 17, 2018, with March 20, 2018, as the new record date. On March 11, 2018, Rosetta and Genoptix executed the Distribution Agreement, Amendment Number 1 to the Merger Agreement, Amendment Number 1 to the Expense Reimbursement Waiver Agreement and Amendment Number 2 to the Loan and Security Agreement. Each of the amendment documents implement the changes required to the underlying agreements in light of the changed dates of the Extraordinary Meeting and the record date and the execution of the Distribution Agreement.

Reasons for Approval of the Merger; Recommendation of the Board

In its evaluation of the Merger Agreement and the Merger, Rosetta’s Board consulted with members of its senior management team, Cantor, its financial advisor, and Mintz Levin and AYR, its outside legal counsel, and assessed various matters relevant to its decision. In reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and to recommend that Rosetta’s shareholders approve the Merger Agreement and the Merger, Rosetta’s Board considered a variety of factors, including those described below.

Prospects of Risks to Rosetta as a Stand-Alone Company

Rosetta’s Board considered the prospective financial risks to Rosetta if it were to remain a stand-alone entity. Among other things, the Board noted the following risks and uncertainties:

•	the risk that Rosetta would not be able to generate meaningful revenues in the future if RosettaGX RevealTM, Rosetta’s primary revenue-generating test, failed to achieve market share gains and greater levels of reimbursement;

•	the continuing need to incur significant ongoing compliance-related expenses in light of Rosetta’s status as a public company;

•	Rosetta management’s belief that it would be difficult to obtain additional equity or debt financing on acceptable terms, if at all;

•	the risk that Rosetta will no longer have the ability to meet its obligations as they become due;

•	as a result of the foregoing, the potential depletion of Rosetta’s cash resources, to the point at which Rosetta would no longer be able to finance operations and would possibly need to liquidate;

•	the consequence of current market conditions for small capitalization companies in the molecular diagnostics sector, Rosetta’s current liquidity position, its depressed stock price, continuing net operating losses and the likelihood that the resulting circumstances for Rosetta would not change for the benefit of the Rosetta shareholders in the foreseeable future on a stand-alone basis; and

•	the potential adverse consequences to Rosetta’s shareholders of a possible delisting by the Nasdaq Capital Market resulting from Rosetta’s inability to continue to meet Nasdaq listing requirements, which could result in reduced liquidity, decreased analyst coverage and potentially greater difficulty in obtaining additional financing should that be required.

Strategic Alternatives

In the course of its deliberations, the Board discussed potential alternatives to the transaction, including attempting to pursue another business combination transaction and/or secure a strategic partner other than Genoptix or pursuing a voluntary dissolution proceeding. The Board also took into account its prior unsuccessful efforts to find other strategic alternatives that, in the Board’s judgment, would be more attractive and noted that attempting to continue to look for other transactions would involve additional time and expense, without any assurance of greater success.

Purchase of the Rosetta’s PersonalizeDx Business and Waiver of Expense Reimbursement

The Board noted that Genoptix’s proposal included the purchase by Genoptix of Rosetta’s PersonalizeDx Business through the purchase of all of the issued and outstanding shares of common stock of Rosetta’s indirect subsidiary Minuet Diagnostics Inc., in consideration for $1,000,000 and the assumption of the Trade Payables and a waiver by Genoptix (contingent upon the consummation of the Merger on or prior to May 21, 2018), of all the obligations of the Company to pay Genoptix expense reimbursement in accordance with the Previous Merger Agreement in an amount equal to $750,000, would allow Rosetta to continue operations during the period between signing the Merger Agreement and completion of the transaction. For additional information, see the sections entitled “The Purchase of Rosetta’s PersonalizeDx Business” at page 41 of this proxy statement and “Expense Reimbursement Waiver” at page 42 of this proxy statement.

Financial Stability of Surviving Company

Rosetta’s Board considered the financial stability of the surviving company, noting that in the Merger, Rosetta will become a subsidiary of Genoptix, which has substantially greater financial and other resources than Rosetta, thereby enabling the combined company to pursue its operations and business plan for at least the next 12 months. The Board also took into account the fact that Genoptix will provide the combined company with an experienced management team, which has a track record relating to public and private companies and diagnostic commercial success.

Management Recommendation

In its evaluation of the Merger Agreement and the Merger, Rosetta’s Board noted that the Merger Agreement contains terms that were the product of arm’s-length negotiations. It also considered management’s recommendation of Genoptix’s proposal.

Likelihood of Consummation

Rosetta’s Board noted that Genoptix plans to finance the transaction from available cash and that the transaction is not subject to a financing condition. The Board also considered the fact that no regulatory or third party approvals are required as a condition to consummation of the transaction other than (a) the Israeli Registrar of Companies’ approval of the Merger and issuance of a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law, (b) the acceptance by the Israeli National Authority for Technological Innovation (previously known as the Office of the Chief Scientist, of the Israeli Ministry of Economy and Industry) (the “IIA”) of the notice of the transfer to Genoptix of our shares, subject to transfer restrictions imposed by the IIA (which acceptance was already received with respect to the Previous Merger), (c) consents of certain third parties required under the agreements between Rosetta and such third parties (which consents were already received with respect to the Previous Merger) and (d) the approval of Rosetta’s shareholders.

Negotiations with Genoptix

Rosetta’s Board believed that the Merger Consideration (as such term is defined under the heading “The Merger Agreement — The Merger Consideration and the Transfer of Share Capital” on page 25 of this proxy statement), preliminarily estimated to be between $0.40 and $0.45 per Ordinary Share, represented the highest value reasonably obtainable for the Company’s outstanding Ordinary Shares, based on the progress and outcome of the negotiations with Genoptix, including Rosetta’s failure to obtain shareholder approval of the Previous Merger, negotiations with other potential bidders and Rosetta’s financial situation following the failure to get shareholders’ approval for the Previous Merger.

Risks and Uncertainties

Rosetta’s Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	The fact that certain conditions to closing are beyond the control of Rosetta and the related risk that the proposed transaction might not be consummated, which could have an adverse effect on:

o	the market price of Rosetta’s Ordinary Shares;

o	Rosetta’s continued ability to retain its management; and

o	Rosetta’s ability to continue as a going concern.

•	The terms of the Merger Agreement, including (i) the restrictions imposed on Rosetta between signing and closing (in particular, the non-solicitation restrictions that restrict Rosetta’s ability to continue to explore other strategic opportunities) and (ii) the $1,000,000 termination fee and/or up to $450,000 of expense reimbursement that could become payable under certain circumstances (in addition to the $750,000 expense reimbursement in connection with the termination of the Previous Merger Agreement that would also become payable in the event of termination of the Merger Agreement).

•	The fact that the foregoing provisions might have the effect of discouraging other persons potentially interested in combining with Rosetta from pursuing a transaction with Rosetta.

•	The interests of certain of Rosetta’s officers in the Merger, including certain arrangements that may provide certain benefits that are different from, and/or in addition to, those of Rosetta’s other shareholders, as described under “— Interests of Certain of Rosetta’s Executive Officers and Directors in the Merger.”

•	The fact that the proposed transaction is expected to be a taxable transaction for Rosetta’s U.S. shareholders.

•	The fact that the proposed transaction might be taxable to Rosetta’s Israeli shareholders upon consummation of the Merger, absent receipt of an appropriate tax ruling, the receipt of which is not a condition to closing.

•	The risk that the announcement of the proposed transaction might attract shareholder litigation.

•	The risk that the Merger will not be approved by a majority of the voting power of Rosetta.

After taking this information and these factors into account, Rosetta’s Board determined that, overall, the potential benefits of the Merger to Rosetta and its shareholders far outweighed the risks and uncertainties.

The preceding discussion of the information and factors considered by Rosetta’s Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger, the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of the Board may have given different weight to different factors.

There can be no assurance about future results, including results considered or expected as described in the factors listed above. The above explanation of the reasoning of Rosetta’s Board contains information that is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

Recommendation

The Board unanimously recommends that you vote “FOR” the proposal to approve the Merger Agreement, the Merger and all other transactions and arrangements contemplated under the Merger Agreement.

Anticipated Consequences of the Failure to Consummate the Merger

If the Merger Agreement is not adopted by the Company’s shareholders or if the Merger is not consummated for any other reason, the Company’s shareholders will not receive any payment for their shares in connection with the Merger. Instead, the Company will remain a public company and shares of Ordinary Shares will continue to be listed and traded on NASDAQ. However, because of the Company’s financial condition and continued operating losses, which, among other things, led the Board to recommend the Merger Agreement, we anticipate that we may be required to seek protection from our creditors, or an involuntary petition for bankruptcy may be filed against us in light of our financial condition.

In addition, the Loan and Security Agreement provides that our loan will mature three days after the date the Merger Agreement is terminated. We anticipate that if we fail to obtain shareholder approval, Genoptix will immediately terminate the Merger Agreement. In such event, Rosetta will be obligated to pay the Previous Merger Expense Reimbursement (as such term is defined under the heading “Expense Reimbursement Waiver” at page 42 of this proxy statement) and, if the Merger Agreement is terminated because of a failure to obtain shareholder approval, Rosetta would also be obligated to pay the Merger Expense Reimbursement (as such term is defined under the heading “The Merger Agreement - Expense Reimbursement and Termination Fee” at page 41 of this proxy statement). It is unlikely that the Company will have sufficient cash to pay the Previous Merger Expense Reimbursement, the Merger Expense Reimbursement, if applicable, or the amounts owed pursuant to the Loan and Security Agreement when they come due and we may be forced to file for bankruptcy protection, or an involuntary petition for bankruptcy may be filed against us, which could eliminate any value for our Ordinary Shares.

Interests of Certain of Rosetta’s Executive Officers and Directors in the Merger

When considering the recommendation of our Board, you should be aware that members of our Board and our executive officers have interests in the Merger other than their interests as Company shareholders generally, pursuant to agreements between such directors and executive officers and the Company and pursuant to the Merger Agreement. These interests may be perceived as different from, or in conflict with interests of the Company’s shareholders. The members of the Board were aware of these interests, and considered them, when they approved the Merger Agreement.

Treatment of Outstanding Options and Restricted Stock Units. Our directors and executive officers hold options to purchase Ordinary Shares and restricted stock units (“RSUs”). For details on the cancelation of outstanding options and RSUs at the effective time of the Merger and the amounts to be paid to the holders in exchange for each option and RSU, see “Effects of the Merger on Company Incentive Plans, Options, Restricted Stock Units, Debentures and Warrants” on page 15 of this proxy statement.

Directors’ and Officers’ Indemnification and Insurance. Pursuant to the Merger Agreement, prior to the effective time of the Merger, the Company will purchase and pay for a seven-year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy with terms and conditions no less advantageous to the indemnified persons, or other persons entitled to the benefit of such provisions of the Merger Agreement, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Rosetta, covering, without limitation, the Merger; provided, however, that in no event may Rosetta expend in excess of 300% of the annual premium currently paid by Rosetta for such tail insurance policy; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Rosetta will obtain a policy with the greatest coverage available for a cost not exceeding such amount. During such seven-year period, the surviving company is required to (and Genoptix is required to cause the surviving company to) maintain such policy “tail” in full force and effect and continue to honor its obligations thereunder.

In addition, the Merger Agreement requires the surviving company and its subsidiaries to (and Genoptix is required to cause Rosetta, the surviving company or any of their respective subsidiaries, as the case may be, to) assume, honor and fulfill (subject to the limitations set forth in Section 263 of the Companies Law) all obligations of Rosetta or any of its subsidiaries pursuant to any written indemnification agreements with the indemnified persons that are listed in the relevant section of the confidential disclosure schedule and not amend, repeal or otherwise modify the governing documents for a period of seven years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of the indemnified persons, except subject to the prior written consent of the indemnified persons or as required by applicable law.

For further details see “The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance” on page 36 of this proxy statement

Executive Severance Payments. Subject to the consummation of the Merger, the existing employment agreements of the Company’s CEO, Mr. Kenneth Berlin, and the Company’s CFO, Mr. Ron Kalfus, will terminate as of the effective time of the Merger, in consideration for lump sum payments of approximately $300,000 and $80,000, respectively. The amounts payable to both executives are significantly lower than the amounts of severance payments to which they are entitled according to their employment agreements upon termination of their employment without cause. Both executives have released any claims to any payment or benefit under their existing employment agreements, except for the payment of the amounts detailed above.

No Appraisal Rights

Under Israeli law, holders of Ordinary Shares are not entitled to statutory appraisal rights in connection with the Merger.

Effects of the Merger on Our Ordinary Shares

Each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger will be deemed transferred to Genoptix in exchange for the right to receive the Merger Consideration.

Effects of the Merger on Company Incentive Plans, Options, Restricted Stock Units, Debentures and Warrants

As of the effective time of the Merger, the Company’s 2003 Israeli Share Option Plan and 2006 Employee Incentive Plan (Global Share Incentive Plan) will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or its subsidiaries will be canceled.

At the effective time of the Merger, each outstanding option to purchase Ordinary Shares, each outstanding warrant to purchase Ordinary Shares, the convertible debentures and each outstanding RSU, will be canceled in exchange for the right to receive the following, without interest and less applicable withholding taxes:

•	Each outstanding option to purchase Ordinary Shares, whether or not then exercisable or vested, will be canceled and substituted into the right to receive an amount of cash equal to the product of (A) the excess, if any, of the Merger Consideration over the exercise price of such option and (B) the aggregate number of Ordinary Shares subject to the options. Each option with an exercise price that is greater than the Merger Consideration will be terminated without payment.

•	Each outstanding RSU, will be canceled and substituted into the right to receive an amount of cash equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSU.

•	Immediately after the effective time of the Merger, all Company warrants outstanding at the closing of the Merger will automatically terminate in accordance with the terms and provisions of warrant termination agreements. In consideration for the termination of the warrants, the Company and Genoptix have agreed to pay the holders of the warrants a total amount of $1,113,446.

•	Immediately after the effective time of the Merger, all convertible debentures of the Company outstanding at the closing of the Merger will automatically terminate in accordance with the terms and provisions of a convertible debenture and warrant termination agreement that was executed concurrently with the execution of the Merger Agreement. In consideration for the termination of the convertible debentures, the Company and Genoptix have agreed to pay the holders of the convertible debentures a total amount of $2,483,000.

For further details please see “The Merger Agreement — The Merger Consideration and the Transfer of Share Capital on page 25 of this proxy statement.

Delisting and Deregistration of the Ordinary Shares

If the Merger is completed, the Ordinary Shares will be delisted from and will no longer be traded on the Nasdaq Capital Market and will be deregistered under the Exchange Act. As such, the Company would no longer be required to file periodic reports with the SEC.

Procedures for Receiving the Merger Consideration

Within five business days following the completion of the Merger, the payment agent to be engaged for such purpose will provide instructions to each holder of record of Ordinary Shares of Rosetta that will explain how to surrender share certificates. Each shareholder will receive cash for his, her or its shares from the payment agent after complying with these instructions. If your Ordinary Shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to affect the surrender of the “street name” shares and receive cash for those shares.

YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYMENT AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY.

For further information, see “—The Merger Agreement — Payment Procedures” beginning on page 26 of this proxy statement.

Material U.S. Federal and Israeli Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the Merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Merger to you, including tax return reporting requirements, the applicability of U.S. and Israeli federal, state, local and foreign tax laws and the effect of any proposed changes in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Merger to you.

Material U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Ordinary Shares. This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to Rosetta shareholders who hold their Ordinary Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and there can be no assurances that the IRS will not take a different position concerning the tax consequences of the Merger or that such a position would not be sustained. No opinion of counsel has been or will be rendered as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, real estate investment trusts, grantor trusts, partnerships (including entities classified as partnerships for U.S. federal income tax purposes), S corporations or other pass-through entities (or investors in any such entities), insurance companies, dealers or traders in securities or commodities or currencies, traders that have elected mark-to-market treatment, tax-exempt entities or organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. holders who hold or have held (directly, indirectly or through attribution) 10% or more of the voting shares of Rosetta, persons that hold Ordinary Shares as part of a “straddle”, “hedge”, “conversion transaction”, or other integrated investment, persons who acquired their Ordinary Shares upon the exercise of options, warrants or otherwise as consideration for services performed, holders that acquired Ordinary Shares as a result of holding or owning preferred shares of Rosetta, or holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire Ordinary Shares. In addition, this summary does not discuss the Medicare tax on net investment income, any non-U.S. or U.S. state or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax consequences) other than U.S. federal income tax consequences.

As used herein, the term “U.S. holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if a valid election is in effect under applicable U.S. Treasury regulations to treat-the trust as a U.S. Person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Ordinary Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the Merger.

ROSETTA SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

ROSETTA SHAREHOLDERS WHO ARE NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.

Sale of Ordinary Shares

The receipt by a U.S. holder of cash in exchange for Ordinary Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the potential status of Rosetta as a passive foreign investment company, or PFIC (see “— Passive Foreign Investment Company”), for U.S. federal income tax purposes, a U.S. holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and its aggregate adjusted tax basis in the Ordinary Shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Ordinary Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. holder’s adjusted tax basis in its Ordinary Shares generally will equal the purchase price that it paid for such shares.

Any gain or loss recognized by a U.S. holder should be long-term capital gain or loss if the Ordinary Shares surrendered were held for more than one year as of the effective date of the Merger and should be short-term capital gain or loss if the Ordinary Shares surrendered were held for one year or less as of the effective date of the Merger. In the case of certain non-corporate U.S. holders, long-term capital gains are generally subject to preferential tax rates. Certain limitations apply to the use of capital losses.

Generally, unless revised by the U.S.-Israel tax treaty, gain from the sale of shares will be U.S.-sourced passive category income for purposes of the U.S. foreign tax credit calculation. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisors regarding the sourcing rules, the foreign tax credit rules, and their eligibility for the benefits (if any) of the U.S.-Israel Tax Treaty (as defined below) in connection with such rules.

Subject to the discussion below under “— Backup Withholding” if you are a non-U.S. holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Ordinary Shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company

Based on certain estimates of Rosetta’s gross income and gross assets and the nature of Rosetta’s business, Rosetta believes, and this discussion assumes, that Rosetta was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2016, and furthermore does not expect to be classified, and you should assume that Rosetta will not be classified, as a PFIC for its taxable year ending December 31, 2017. Because PFIC status must be determined annually based on tests which are factual in nature, Rosetta’s status as a PFIC will depend on Rosetta’s income, assets and activities in those years, and there can be no assurance that Rosetta will not be considered a PFIC for any taxable year.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look through rules, either

•	at least 75% of its gross income is “passive income,” or

•	at least 50% of its average percentage of assets (which may be determined in part by the market value of the Ordinary Shares, which is subject to change) produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally, and subject to certain exceptions, includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the Ordinary Shares. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If Rosetta is classified as a PFIC in any year with respect to which a U.S. holder owns Ordinary Shares, the Ordinary Shares generally will continue to be treated as shares in a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the Ordinary Shares, regardless of whether Rosetta continues to meet the tests described above (including if Rosetta is not classified as a PFIC for the taxable year in which the Merger occurs). A U.S. holder of shares in a PFIC will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis, although the adverse U.S. federal income tax consequences to such U.S. holder may be mitigated if such U.S. holder makes a valid, timely mark-to-market election under Section 1296 of the Code (a “mark-to-market election”) with respect to such Ordinary Shares for the taxable year in which such U.S. holder’s holding period begins. A U.S. holder’s mark-to-market election will apply to all subsequent taxable years, unless Ordinary Shares cease to be “marketable stock” or the IRS consents to the revocation of the election. U.S. holders of PFICs are required to report their shareholdings and any dispositions of stock in a PFIC on IRS Form 8621.

If you are a U.S. holder, then unless you have made the mark-to-market election described below, any gain realized in connection with the Merger generally will be treated as ordinary income and will be subject to tax as if (a) the gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Rosetta became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years, which interest charge is not deductible by non-corporate U.S. holders. Gain on the sale or disposition of Ordinary Shares that are sold or disposed of during the taxable year of the U.S. holder in which the U.S. holder’s holding period for such Ordinary Shares begins generally would be characterized as short term capital gain (rather than as ordinary income as described above).

If a U.S. holder has made a valid, timely mark-to-market election with respect to its Ordinary Shares, any gain such U.S. holder recognizes upon the sale or other disposition of such U.S. holder’s Ordinary Shares in connection with the Merger will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. Any loss recognized in excess of the net amount previously included as income as a result of the mark-to-market election generally will be capital loss and will be long-term capital loss if the Ordinary Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The U.S. holder’s tax basis in its Ordinary Shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election.

Rosetta does not intend to provide the information necessary for U.S. holders to make qualified electing fund elections under Section 1295 of the Code if it is classified as a PFIC. If Rosetta is determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to gains deemed to be realized by U.S. holders in respect of any of Rosetta’s subsidiaries that also may be determined to be PFICs.

For any tax year in which we are treated as a PFIC, a U.S.  Holder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case the U.S.  Holder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. Holder. Any gain subsequently recognized by the U.S. Holder upon the sale of his, her or its ordinary shares, however, generally would be taxed as capital gain.

A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. The election is effective for the tax year for which it is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. A QEF Election is made by completing U.S.  Internal Revenue Service Form 8621 and attaching it to a timely-filed (including extensions) U.S. federal income tax return for the first tax year to which the election will apply (i.e., on or before the U.S. Holder’s tax return due date, as extended). A U.S. Holder must satisfy certain additional filing requirements each year the election remains in effect.

U.S. holders should consult their tax advisors regarding whether Rosetta is a PFIC, whether an election would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to an additional 3.8% net investment income tax on any capital gains and dividend income arising from the sale of their Ordinary Shares pursuant to the Merger. Special rules apply and certain elections are available for certain U.S. holders that are subject to the 3.8% net investment income tax and hold shares in a PFIC. U.S. holders are urged to consult their tax advisers regarding the application of the net investment income tax to them as a result of the Merger.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES (INCLUDING THE AVAILABILITY OF ANY RELEVANT ELECTIONS UNDER THE PFIC RULES) TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Backup Withholding

Subject to the discussion above under “— Passive Foreign Investment Company,” if you area U.S. holder, the payment of cash pursuant to the Merger in exchange for the Ordinary Shares may be subject to information reporting and backup withholding, at applicable rates. Backup withholding will not apply, however, to a U.S. holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS. The backup withholding tax rate is currently 28%.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ROSETTA SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. ROSETTA SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND NON-U.S.  TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

Material Israeli Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is presented for general information purposes only and is based upon current Israeli tax law. No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules, “dealers” in securities, holders of options, RSUs or shares that are subject to Section 102 of the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”) or other investors referred to below.

Tax matters are very complicated, and the Israeli tax consequences of the Merger to Rosetta shareholders will depend on their particular situation. You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the Merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the Merger.

In general, under the Ordinance, the disposition of shares of an Israeli company is deemed to be a sale of a capital asset. The Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares of an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise.

Under the Ordinance, the tax rate applicable to real capital gains (after adjustment for inflation) derived from the disposition of Ordinary Shares in the Merger is 25% for Israeli individuals, unless such shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “significant shareholder” (as defined in the Ordinance) at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in Rosetta, the tax rate will be 30%. Real capital gains derived by companies are generally taxed at a corporate tax rate (the corporate tax rate in Israel for 2017 is 24% and it is scheduled to be reduced to 23% as of 2018). The foregoing tax rates for individuals will not apply to dealers in securities.

Under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty” or “Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. holder to which the Treaty applies (a “U.S. Treaty resident”) who holds the Ordinary Shares as a capital asset. However, such exemption will not apply if (i) the U.S. Treaty resident has held, directly or indirectly, shares representing 10% or more of the voting power in Rosetta during any part of the 12-month period preceding the disposition, subject to specified conditions, or (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty resident in Israel, or (iii) a U.S. holder who is an individual is present in Israel for a period or periods aggregating 183 days or more during a taxable year. Other tax treaties to which the State of Israel is a party may be applicable to non-Israeli resident shareholders that are not U.S. holders.

In addition, Israeli law generally exempts non-residents of Israel (who do not have a permanent establishment in Israel) from Israeli capital gains tax on the sale of shares traded on certain stock exchanges, such as the Nasdaq Capital Market. However, Rosetta shareholders who acquired their shares prior to 2009 and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. Such shareholders should consult their own tax advisors regarding the tax consequences of the Merger to them. Non-Israeli corporate shareholders shall not be entitled to the foregoing exemption if Israeli residents (i) have a 25% interest or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In general, Rosetta’s non-Israeli shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

In addition, under Israeli law, the respective consideration payable to the holders of options, RSUs and Ordinary Shares issued in accordance with Section 102 of the Ordinance which are still within the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) are subject to marginal tax rates which should be withheld by the Company.

Genoptix and Rosetta have agreed to request a pre-ruling from the Israeli Tax Authority (the “ITA”), with respect to the withholding of Israeli taxes from the Merger Consideration payable to the Company’s shareholders. For more information, please see “Tax Ruling” on page 37 to this proxy statement.

No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA.

Regulatory Matters

Israel Innovation Authority. Genoptix and Rosetta have agreed to provide the required notice to the IIA regarding the change in ownership of Rosetta effected as a result of the Merger. Rosetta is expected to submit such notice in the coming days. It should be noted that the IIA has already accepted the notice of the transfer to Genoptix of our shares in connection with the Previous Merger.

Israeli Registrar of Companies. Each merging company was required to file with the Registrar of Companies a merger proposal setting forth specified details with respect to the Merger, within three days of calling a shareholder meeting to approve the Merger. Each of Rosetta and Merger Sub filed the required merger proposal with the Registrar of Companies on February 28, 2018.

After the shareholders’ vote, each of the merging companies must file a notice with the Registrar of Companies regarding the decision of the shareholders.

Assuming that the shareholders of Rosetta and Merger Sub approve the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as at least 30 days have passed from the date of the shareholders meetings and at least 50 days have passed from the date of the filing of the merger proposal with the Registrar of Companies, the Merger will become effective upon the issuance of a certificate of merger following a request by Rosetta and Merger Sub and upon request, the Registrar of Companies will be required to register the Merger in the Israeli Companies’ register.

Israeli Tax Rulings. Genoptix and Rosetta have agreed to request a certain ruling from the Israeli Tax Authority. See “The Merger Agreement — Tax Ruling.” on page 37 of this proxy statement.

Notice to Creditors. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each merging company, if applicable, within three days after the merger proposal was filed with the Registrar of Companies. Unsecured creditors must be informed of the Merger by publication in two daily newspapers in Israel on the day that the merger proposal is submitted to the Registrar of Companies. A merging company that has “substantial creditors” (as defined in the regulations promulgated under the Companies Law), outside of Israel or whose shares are listed for trading on an exchange outside of Israel, such as the Company, must also publish a notice in a daily newspaper in the state where the majority of the substantial creditors reside or where the shares are listed, within three Israeli business days after the merger proposal was filed with the Registrar of Companies. Each merging company must also give notice to its “substantial creditors” (as defined in the regulations promulgated under the Companies Law), if applicable, within four Israeli business days from the date of submitting the merger proposal with the Registrar of Companies. The Company and Merger Sub have complied with such notification requirements, to the extent applicable to them, including notifications to the Registrar of Companies.

THE MERGER AGREEMENT

The following is a summary of certain provisions of the Merger Agreement. This section describes material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this document and incorporated by reference into this document. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. This section entitled “The Merger Agreement” is not intended to provide you with any factual information about Rosetta. Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described under “Where You Can Find Additional Information” beginning on page 45 of this proxy statement.

Explanatory Note Regarding the Merger Agreement

The rights and obligations of Rosetta, Genoptix and Merger Sub are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this proxy statement. This summary of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement which has been provided solely to inform you of its terms. The Merger Agreement contains customary representations and warranties that Rosetta, Genoptix and Merger Sub made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among Rosetta, Genoptix and Merger Sub and may be subject to important qualifications and limitations not reflected in the text of the Merger Agreement agreed to by Rosetta, Genoptix and Merger Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among Rosetta, Genoptix and Merger Sub, rather than establishing matters as facts. Investors and security holders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof, as characterizations of the actual state of facts or condition of Rosetta, Genoptix, Merger Sub or any of their respective affiliates or businesses. For the foregoing reasons, you should not read the representations and warranties given by the parties in the Merger Agreement, or any description of the Merger Agreement, as characterizations of the actual state of facts or conditions of Rosetta, Genoptix, Merger Sub or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Israeli law, at the effective time of the Merger, Merger Sub, a wholly owned subsidiary of Genoptix, will be merged with and into Rosetta and, as a result of the Merger, the separate corporate existence of Merger Sub will cease and Rosetta will continue as the surviving company and will (a) become a wholly owned subsidiary of Genoptix, (b) continue to be governed by the laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the properties, rights, privileges, powers, franchises, debts, liabilities, obligations and duties of Merger Sub and Rosetta in accordance with the Companies Law. The Merger will be effected by way of a statutory merger pursuant to Sections 314 to 327 of the Companies Law, which requires, among other things, the approval of majority of the voting power of Rosetta.

Closing and Effective Time of the Merger

Unless otherwise agreed upon by Rosetta and Genoptix or unless the Merger Agreement is terminated in accordance with its provisions, the closing of the Merger will take place not later than the third business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions precedent set forth in the Merger Agreement and described under “The Merger Agreement — Conditions to the Merger” beginning on page 38 of this proxy statement (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions by the party entitled to waive such conditions). The Merger will become effective upon the issuance of the certificate of merger by the Registrar of Companies in accordance with Section 323(5) of the Companies Law.

The Merger Consideration and the Transfer of Share Capital

At the effective time of the Merger, by virtue of the Merger and without any action on the part of Rosetta, Genoptix, Merger Sub or the holders of any of the Ordinary Shares, each Ordinary Share outstanding immediately prior to the effective time of the Merger will automatically be deemed transferred to Genoptix in exchange for the right to receive the Merger Consideration, without interest and less applicable withholding taxes. Under the Merger Agreement, the aggregate purchase price to be paid by Genoptix for all of Rosetta’s Ordinary Shares (on a fully diluted basis) will be an amount in cash equal to $8,000,000, plus restricted cash and up to $1,100,000 of unrestricted cash, if any, held by Rosetta and its subsidiaries at the close of business on the date of the closing of the Merger (the “Closing Date”), less, without duplication, at the close of business on the Closing Date, (a) any amounts outstanding pursuant to third-party indebtedness (other than pursuant to convertible debentures subject to a duly executed and delivered convertible debenture and warrant termination agreement), (b) any amounts outstanding under the Loan and Security Agreement (as described under the heading “The Secured Bridge Loan” at page 43 of this proxy statement) including, without limitation, principal, premium, if any, interest and penalties with respect thereto, (c) any accounts payable and other current liabilities in excess of the difference of $2,700,000 minus: (i) specified current liabilities to be satisfied or funded prior to the Closing Date; and (ii) the PDx Trade Payables (as such term is defined under the heading “Background of the Merger” at page 6 of this proxy statement), (d) any Rosetta professional fees associated with the underlying transaction, (e) executive severance payments in the amount of approximately $380,000, (f) any unfunded severance liability of Rosetta or its subsidiaries with respect to Israeli employees, (g) any severance liability of Rosetta or its subsidiaries with respect to employees of Rosetta (other than Israeli employees) not disclosed to Genoptix, (h) payments in the amount of $1,113,446 to holders of outstanding warrants to terminate such warrants and (i) payments in the amount of $2,483,000 to holders of convertible debentures to terminate such convertible debentures (assuming no conversion of convertible debentures prior to the Closing Date) (the “Closing Purchase Price”). After these deductions and adjustments, the value to Rosetta’s equity holders is preliminarily estimated to be $0.40 to $0.45 per ordinary share, in cash, in accordance with the estimated calculation detailed in the table below1, with the exact price per ordinary share dependent on the final amounts of the deductions and adjustments described above that have not yet been fixed and the extent to which outstanding warrants are exercised and convertible debentures are converted prior to the Closing Date.

($ in millions, except shares and per share data)
Description	Approx. Value
Transaction Value	$8.0
Plus: Balance Sheet Cash	1.1
Less: Convertible Debentures	2.5
Less: Value of Outstanding Warrants	1.2
Less: Executive Severance	0.4
Less: Repayment of Bridge Financing	1.2
Less: Estimated Deal Costs and D&O Insurance	1.3
Total Net Proceeds to Equity Holders	$2.5
Fully Diluted Shares Outstanding[2]	6,055,184
Estimated Price per Share[3]	$0.41

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger:

•	Each Ordinary Share outstanding immediately prior to the effective time will be deemed transferred to Genoptix in exchange for the right to receive an amount, in cash (rounded to the nearest cent), without interest and subject to deductions for any required withholding tax, equal to the Closing Purchase Price divided by the number of fully diluted shares outstanding immediately prior to the effective time of the Merger (the “Merger Consideration”).

[1]	Estimated as of March 12, 2018 as set forth in further detail in the below footnotes.
[2]	Assumes 5,929,860 shares outstanding, and options are out of the money, and RSUs covering 125,324 Ordinary Shares become vested.
[3]	Assumes all merger consideration is distributed to Rosetta’s shareholders.

•	Each outstanding Rosetta stock option, (other than any such option with an exercise price per share equal to or greater than the Merger Consideration, which such option will be canceled and terminated without any payment being made in respect thereof), whether or not then exercisable or vested, will be canceled and substituted into the right to receive an amount, in cash (rounded to the nearest cent), without interest and subject to deduction for any required withholding tax, equal to the product of (a) the excess, if any, of the Merger Consideration over the exercise price of such option and (b) the aggregate number of Ordinary Shares subject to such option. We do not expect that any options will have exercise prices less than the Merger Consideration.

•	Each outstanding RSU will be deemed to be fully vested and will be canceled and substituted into the right to receive an amount, in cash (rounded to the nearest cent), without interest and subject to deduction for any required withholding tax, equal to the product of the (a) Merger Consideration and (b) the number of Ordinary Shares subject to such RSU.

From and after the effective time of the Merger, all Rosetta stock options and RSUs will cease to exist, and each holder thereof will cease to have any rights arising therefrom, except for the right to receive the cash payments described above.

Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the Merger will be canceled and will cease to exist and no consideration will be delivered in exchange therefor.

Payment Procedures

Prior to the effective time of the Merger, Genoptix will select a payment agent reasonably acceptable to Rosetta. On the Closing Date, Genoptix will have deposited with the payment agent an amount in cash equal to the aggregate Merger Consideration which holders of Ordinary Shares (excluding Ordinary Shares issued upon previous exercise or settlement of 102 options (defined below) and 102 RSUs (defined below) (such Ordinary Shares are referred to as “102 shares”)) are entitled to receive pursuant to the Merger Agreement.

Within five business days after the effective time of the Merger, the payment agent will mail to each holder of record of Ordinary Shares (whether certificated or in book-entry form) whose shares were converted into the right to receive the Merger Consideration, (a) a letter of transmittal in customary form and (b) instructions for surrendering the certificates or book entry Ordinary Shares in exchange for the Merger Consideration. Upon surrender of certificates representing outstanding Ordinary Shares (or affidavit of loss in lieu thereof) or book-entry Ordinary Shares for cancellation to the payment agent, together with a letter of transmittal and such other documents as may be reasonably required by the payment agent or Genoptix, the holder of such certificates or book-entry Ordinary Shares will be entitled to receive an amount in cash equal to the Merger Consideration for all shares surrendered. Upon payment of the Merger Consideration, each certificate or book-entry Ordinary Share surrendered will be canceled.

Any Merger Consideration payable in respect of Ordinary Shares issued upon exercise of options subject to Section 102 of the Ordinance that are held by the 102 trustee (“102 options”), or issued upon vesting of RSUs subject to Section 102 of the Ordinance (“102 RSUs”) will be transferred by the payment agent, subject to the requirement to surrender the share certificates and letters of transmittal by the 102 trustee with respect to such shares, to the 102 trustee, for the benefit of the beneficial owners thereof, and will be released by the 102 trustee to the beneficial holders of such shares, in accordance with the requirements of Section 102 of the Ordinance.

At or as soon as practicable following the effective time of the Merger, Genoptix or the surviving company will transfer the aggregate option consideration and RSU consideration with respect to 102 options and 102 RSUs to the 102 trustee, on behalf of holders of such options and RSUs, in accordance with Section 102 of the Ordinance. These amounts will be held in trust by the 102 trustee pursuant to the applicable provisions of Section 102 of the Ordinance, and will be released by the 102 trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 trustee, in accordance with the terms and conditions of Section 102 of the Ordinance.

At or as soon as practicable following the effective time of the Merger, Genoptix or the surviving company will promptly deposit the aggregate amount of funds payable in respect of options and/or RSUs (other than 102 options and 102 RSUs) with the surviving company or the applicable subsidiary, at one or more accounts designated by Rosetta prior to closing for the benefit of the holders of such options or RSUs.

If any cash deposited with the payment agent is not distributed within one year following the Closing Date, such cash will be delivered to Genoptix upon demand, and any holders of Ordinary Shares that were issued and outstanding immediately prior to the Merger who have not previously complied with the exchange procedures in the Merger Agreement may thereafter look only to Genoptix for payment of any such holder’s claim for the Merger Consideration.

Neither Genoptix nor the surviving company will be liable to a holder of Ordinary Shares or to any other person for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

If any share certificate has been lost, stolen or destroyed, Genoptix or the payment agent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares previously represented by such certificate, require the owner of such lost, stolen or destroyed certificate to provide an appropriate affidavit and to deliver a bond in such reasonable amount as Genoptix or the payment agent may direct as indemnity against any claim that may be made against the payment agent, Genoptix or the surviving company with respect to such certificate.

No interest will accumulate on any amount payable in respect of any Ordinary Shares, warrants, options or RSUs in connection with the Merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Rosetta to Genoptix and Merger Sub that are subject to specified exceptions and qualifications contained in the Merger Agreement and the confidential disclosure statement that Rosetta delivered to Genoptix and Merger Sub concurrently with the execution of the Merger Agreement. The statements set forth in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality, knowledge or material adverse effect qualifier different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by Rosetta in the Merger Agreement and the description of them in this proxy statement should be read in conjunction with the other information contained in the reports, statements and filings Rosetta publicly files with the SEC.

In the Merger Agreement, Rosetta made representations and warranties to Genoptix and Merger Sub with respect to, among other things:

•	corporate matters of Rosetta and its subsidiaries, such as organization and good standing, and Rosetta’s ownership of, and other matters related to, Rosetta’s subsidiaries;

•	the articles of association, certificate of incorporation and bylaws, as applicable of Rosetta and its subsidiaries;

•	Rosetta’s corporate power and authority to execute and deliver the Merger Agreement, to perform its covenants and obligations under the Merger Agreement, and to consummate the Merger and the transactions contemplated by the Merger Agreement (subject to obtaining the approval of the holders of a majority of the voting power of Rosetta on such matter);

•	resolutions of Rosetta’s Board (a) determining that the transactions contemplated by the Merger Agreement, including the Merger, are fair to and in the best interests of Rosetta and its shareholders; (b) determining that no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Rosetta to its creditors; (c) approving the Merger Agreement and the Merger on the terms and subject to the conditions set forth in the Merger Agreement; (d) resolving to recommend that the shareholders of Rosetta adopt the Merger Agreement; and (e) directing that the Merger Agreement be submitted to the shareholders of Rosetta for their adoption at a special meeting of Rosetta’s shareholders;

•	the due execution and delivery of the Merger Agreement by Rosetta and, assuming due authorization, execution and delivery by Genoptix and Merger Sub, that the Merger Agreement constitutes the legal, valid and binding obligation of Rosetta, enforceable against Rosetta in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies;

•	the absence of any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover laws applicable to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, assuming the accuracy of the representations of Genoptix and Merger Sub that they do not own Ordinary Shares of Rosetta or other securities convertible into, exchangeable for or exercisable for Ordinary Shares of Rosetta;

•	Rosetta’s capitalization, including the number of Ordinary Shares and other equity interests issued and outstanding and the number of Ordinary Shares issuable upon conversion of outstanding convertible debentures and upon exercise of warrants and options;

•	absence of any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights, call or put options or rights of first refusal or other similar rights with respect to any Rosetta securities;

•	due authorization and valid issuance, absence of preemptive rights, and ownership by Rosetta or one of its wholly owned subsidiaries, free and clear of any encumbrances, other than restrictions on transfer imposed by applicable securities laws, of the capital stock of Rosetta’s subsidiaries;

•	absence of affiliate transactions;

•	Rosetta’s SEC filings, including the financial statements contained therein, and compliance with (a) securities and other laws, including the Sarbanes-Oxley Act of 2002, (b) applicable listing and corporate governance rules and regulations of Nasdaq and (c) corporation governance and other requirements of the Companies Law;

•	the conduct of the business of Rosetta and its subsidiaries and the absence of any material adverse effect (as described below) with respect to Rosetta and its subsidiaries since December 31, 2016;

•	title to assets of Rosetta and its subsidiaries;

•	intellectual property matters;

•	compliance with laws relating to the acquisition, use, collection, storage, processing, disclosure and transfer of any personal data or confidential customer data collected by Rosetta and its subsidiaries or on its or their behalf;

•	material contracts of Rosetta and its subsidiaries and absence of breaches of such contracts;

•	absence of undisclosed liabilities;

•	compliance with laws and permits;

•	healthcare regulatory compliance;

•	required regulatory filings, consents and approvals in connection with the execution and delivery by Rosetta of the Merger Agreement and the performance by Rosetta of its obligations under the Merger Agreement;

•	absence of product recalls or product liability claims;

•	tax matters;

•	employee and labor matters and employee benefit plans;

•	real property, leasehold and personal property;

•	insurance;

•	pending or threatened legal proceedings;

•	environmental matters;

•	absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws or creation of any liens (other than certain permitted liens), in each case, arising out of the execution and delivery by Rosetta of the Merger Agreement and the performance by Rosetta of its obligations under the Merger Agreement;

•	required regulatory filings, consents and approvals in connection with the execution and delivery by Rosetta of the Merger Agreement and the performance by Rosetta of its obligations under the Merger Agreement;

•	brokerage, finder’s or similar fees and commissions;

•	customers and suppliers;

•	the shareholder vote required to approve the Merger Agreement and the Merger; and

•	accuracy and content of this proxy statement.

Many of the representations and warranties in the Merger Agreement made by Rosetta are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the Merger Agreement, a “material adverse effect” means, with respect to Rosetta any effect, change, event, occurrence, condition, matter, circumstance or development that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on (a) the assets, financial condition, or results of operations of Rosetta and its subsidiaries, taken as a whole; or (b) the ability of Rosetta to consummate the transactions contemplated by the Merger Agreement prior to May 21, 2018. However, except as it relates to the ability of Rosetta to consummate the transactions contemplated by the Merger Agreement prior to May 21, 2018, no effect, change, event, occurrence, condition, matter, circumstance or development resulting from or arising out of the following will be deemed to be or, or will be taken into account in determining whether there is a “material adverse effect” with respect to Rosetta:

•	changes in the United States, Israeli or global economy, currency markets or capital markets in general;

•	changes that affect generally the industry in which Rosetta or its subsidiaries conduct business;

•	changes in applicable law or U.S. generally accepted accounting principles;

•	changes in the market price or trading volume of Rosetta’s Ordinary Shares on the Nasdaq Capital Market (it being understood that, unless otherwise excepted pursuant to these first five bullet points, the underlying causes of any such change may be considered for purposes of determining whether a “material adverse effect” has occurred or would reasonably be expected to occur);

•	changes to political conditions, or any act or threat of terrorism or war, any armed hostilities or terrorist activities, any threat or escalation of armed hostilities or terrorist activities or any governmental or other response or reaction to any of the foregoing; or

•	the public announcement or pendency of the Merger Agreement, the PDx Acquisition Agreement (as such term is defined under the heading “The Purchase of Rosetta’s PersonalizeDx Business” on page 41 of this proxy statement), or the Distribution Agreement (as such term is defined under the heading “The Distribution Agreement” on page 42 of this proxy statement) the performance of the transactions contemplated by, or pursuant to the Merger Agreement, the PDx Acquisition Agreement or the Distribution Agreement (and the associated personnel changes contemplated thereby) or compliance with the terms of the Merger Agreement, the PDx Acquisition Agreement or the Distribution Agreement;

except, in the case of the first, second, third and fifth bullet points, to the extent such events, changes, developments, effects, conditions, circumstances, matters, occurrences or state of facts have a disproportionate effect on Rosetta and its subsidiaries, taken as a whole, relative to other persons engaged in the industry in which Rosetta and its subsidiaries operate.

In the Merger Agreement, Genoptix and Merger Sub made customary representations and warranties to Rosetta with respect to, among other things:

•	corporate matters of Genoptix and Merger Sub, such as due organization, valid existence and good standing;

•	corporate power and authority of Genoptix and Merger Sub to execute and deliver the Merger Agreement, to perform their obligations under the Merger Agreement, and to consummate the transactions contemplated thereby;

•	approval of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement by the boards of directors of Genoptix and Merger Sub;

•	that the Merger Agreement constitutes the legal, valid and binding obligation of Genoptix and Merger Sub, enforceable against Genoptix and Merger Sub in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies;

•	absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by Genoptix and Merger Sub of the Merger Agreement and the performance by Genoptix and Merger Sub of their obligations under the Merger Agreement;

•	required regulatory filings, consents and approvals in connection with the execution and delivery by Genoptix and Merger Sub of the Merger Agreement and the performance by Genoptix and Merger Sub of their obligations under the Merger Agreement;

•	absence of legal proceedings challenging the Merger or any other transaction contemplated by the Merger Agreement;

•	absence of activities by Merger Sub;

•	accuracy of information supplied for inclusion in or incorporation by reference into this proxy statement;

•	brokerage, finder’s or similar fees and commissions;

•	availability of sufficient funds to pay the Closing Purchase Price and to perform the other obligations of Genoptix and Merger Sub contemplated by the Merger Agreement; and

•	ownership of Merger Sub by Genoptix.

The representations and warranties of Rosetta, Genoptix and Merger Sub contained in the Merger Agreement will not survive the effective time of the Merger.

Covenants Regarding Conduct of Business by Rosetta Pending the Merger

The Merger Agreement contains certain covenants restricting the conduct of business by Rosetta between the date of the Merger Agreement and the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the effective time of the Merger. In general, Rosetta has agreed that, unless Genoptix gives its written approval in advance (which approval may not be unreasonably withheld, conditioned or delayed) or except as expressly contemplated, required or permitted by the Merger Agreement or the PDx Acquisition Agreement (as such term is defined under the heading “The Purchase of Rosetta’s PersonalizeDx Business” on page 41 of this proxy statement), or as required by applicable law, or as disclosed in the confidential disclosure statement that Rosetta delivered to Genoptix and Merger Sub concurrently with the execution of the Merger Agreement, each of Rosetta and its subsidiaries must conduct its business (a) in the ordinary course and in accordance with past practices and: (i) use reasonable best efforts to preserve intact its current business organization, preserve its material assets and properties in good repair and condition, keep available the services of its current key officers and other key employees and maintain its existing material business relationships with customers, suppliers, distributors, licensors, licensees and others having material business dealings with Rosetta or its subsidiaries; (ii) maintain its books and records in the usual, regular and ordinary manner, on a basis consistent with past practice; (iii) use reasonable best efforts to preserve the goodwill and ongoing operations of its business; and (iv) use reasonable best efforts to ensure that accounts payable on the Closing Date do not exceed a specified amount and (b) in material compliance with all applicable laws.

Rosetta has further agreed that, except as expressly contemplated, required or permitted by the Merger Agreement or the PDx Acquisition Agreement, as required by applicable law, or as disclosed in the confidential disclosure statement that Rosetta delivered to Genoptix and Merger Sub concurrently with the execution of the Merger Agreement, or as approved in writing in advance by Genoptix (which approval may not be unreasonably withheld, conditioned or delayed), at all times until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the effective time of the Merger, Rosetta will not, and will not permit its subsidiaries to take any of the following actions (subject to certain exceptions specified in the Merger Agreement), in each case directly or indirectly:

•	declare, accrue, set aside or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, stock or property) in respect of any shares of capital stock; split, combine or reclassify any capital stock or any issuance of any other securities in lieu of or in substitution for shares of capital stock of Rosetta or any of its subsidiaries; or repurchase, redeem or otherwise acquire any shares of capital stock of Rosetta or any of its subsidiaries or any options, warrants or other rights, subject to specified exceptions applicable to outstanding equity awards of Rosetta;

•	sell, issue, grant or authorize the sale, issuance, or grant of any capital stock or other security, any option, call, warrant or right to acquire any capital stock or other security or any instrument convertible into or exchangeable for any capital stock or other security, subject to exceptions for issuances of Ordinary Shares upon exercise of options and warrants or upon conversion of convertible debentures outstanding on the date of the Merger Agreement;

•	amend or otherwise modify any of the terms of any outstanding equity award, except as required by applicable law or as contemplated by the Merger Agreement;

•	amend the articles of association of Rosetta or any other governing or organizational documents of Rosetta or its subsidiaries;

•	acquire any business or equity interests in another entity or become a party to any Merger, consolidation, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, division or subdivision of shares, consolidation of shares or similar transaction;

•	divest, sell or otherwise dispose of or make any pledge of any of its assets (other than sales of inventory or services in the ordinary course of business) or permit any of its assets to become subject to any encumbrances, other than permitted encumbrances;

•	incur any indebtedness except for borrowings incurred under the Loan and Security Agreement or modify in any material respect the terms of any indebtedness or assume, guarantee or endorse, or otherwise become responsible for, any material indebtedness or the obligations of any person, or make any loans, advances or capital contributions to any other person;

•	establish, adopt, enter into or amend any employee plan, employee agreement in respect of any officer of Rosetta or any of its subsidiaries, or employee agreement providing for a base salary amount or severance amount, as applicable, of more than $100,000 per annum;

•	pay any bonus or make any profit-sharing payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any employees of Rosetta or its subsidiaries;

•	other than as required by U.S. generally accepted accounting principles or SEC rules and regulations, change any of its methods of accounting or accounting policies or practices in any material respect;

•	enter into any contract that purports to limit, curtail or restrict the ability of Rosetta or any of its subsidiaries to compete in any business or with any person in any geographic area; contains a grant of exclusivity; or contains “most favored nation” terms by Rosetta or any of its subsidiaries to any other person and that, in any such case, impairs the conduct of the business of Rosetta as presently conducted in any material respect;

•	institute any legal proceeding or settle any threatened or pending legal proceeding against Rosetta or any of its subsidiaries other than those that (a) do not involve the payment by Rosetta or any of its subsidiaries of monetary damages in excess of $50,000 in any individual instance, or $100,000 in the aggregate, and do not involve any injunctive or other non-monetary relief or impose restrictions on the business or operations of Rosetta or any of its subsidiaries and (b) provide for a complete release of Rosetta and its subsidiaries from all claims and do not provide for any admission of liability;

•	make any capital expenditures in excess of those amounts set forth in the confidential disclosure schedule;

•	enter into or amend any affiliate transaction;

•	terminate, amend or modify any material contract or waive any material default under, or release, settle or compromise any material claim against Rosetta or any of its subsidiaries or waive any liability or obligation owing to Rosetta or any of its subsidiaries under any material contract;

•	sell, lease, license, assign, fail to maintain, allow to lapse or abandon any owned intellectual property rights, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•	license, terminate, fail to renew, allow to lapse or otherwise not maintain any in-licensed intellectual property rights, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;

•	adopt a shareholder rights plan or similar agreement;

•	adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Rosetta or any of its subsidiaries;

•	terminate, cancel or make any changes to the structure, limits or terms and conditions of insurance policies, including allowing policies to expire without renewing such policies or obtaining comparable replacement coverage, or prejudicing rights to insurance payments or coverage;

•	make, revoke or change any material tax election, adopt or change any tax accounting method or period, file any material amended tax return, enter into any closing agreement or settlement, settle any material tax claim or assessment, or consent to any extension or waiver of the statute of limitations period applicable to any tax claim or assessment, other than as set forth in the Merger Agreement;

•	apply for, negotiate or obtain a government grant; or

•	authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of the foregoing actions,

Rosetta has agreed that as soon as reasonably practicable following the signing of the Merger Agreement, it will pay, an amount in cash equal to the accrued royalties under a research agreement specified in the confidential disclosure schedule, plus any amounts necessary to cover fees and/or penalties incurred in connection with the payment of any such royalty amounts to the counterparty to such research agreement and use its best efforts to obtain from such counterparty written confirmation that the research agreement remains in full force and effect and that, after taking into account payment of the accrued royalty amount, Rosetta is not in breach or violation of the research agreement in any material respect.

Rosetta has agreed that as soon as reasonably practicable following the signing of the Merger Agreement, but in no event later than the second business day after the date of receipt of shareholder approval for the Merger Agreement and the Merger, Rosetta will deposit into a segregated account, an amount in cash equal to the accrued royalties under license agreements specified in the confidential disclosure schedule, plus any amounts necessary to cover fees and/or penalties reasonably expected to be incurred in connection with the payment of any such royalty amounts under such license agreements as of December 31, 2017. No amount may be withdrawn or disbursed from the segregated account without the written consent of Genoptix.

Rosetta Shareholders’ Meeting

Rosetta has agreed to, (a) establish March 20, 2018, as the record date for, duly call, give notice of and convene a special meeting of its shareholders on April 17, 2018, for the purpose of obtaining shareholder approval of the Merger Agreement and the Merger and (b) publish, no later than March 13, 2018, the notice of the shareholders meeting (with the proxy card required under the Companies Law and the regulations promulgated thereunder). Rosetta also has agreed to, as soon as reasonably practicable following the date of the Merger Agreement, but in no event later than the fifteenth business day after the date of the Merger Agreement, prepare and furnish to the SEC on Form 6-K a proxy statement for such shareholders meeting. Rosetta has agreed to otherwise comply with the notice requirements applicable to it in respect of the shareholders meeting pursuant to the Companies Law and the regulations promulgated thereunder and Rosetta’s amended and restated articles of association. Unless the Merger Agreement is terminated, or as Genoptix and Rosetta may otherwise agree, Rosetta is required to hold the shareholders meeting no later than April 17, 2018. Rosetta is required to include in the proxy statement the Board recommendation that the shareholders adopt the Merger Agreement. Rosetta is required to use its reasonable best efforts to cause the proxy statement to be mailed to the shareholders of Rosetta as promptly as practicable (but in no event later than 10 days after the record date).

Rosetta has agreed that it will not include in the proxy statement any information with respect to Genoptix, Merger Sub or their affiliates, unless the form and content has been consented to in writing by Genoptix prior to such inclusion. Genoptix and Merger Sub have agreed to provide any such information required to be included under applicable law or that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by the Merger Agreement as reasonably requested by Rosetta. Under the Merger Agreement, Rosetta assumes no responsibility with respect to information supplied by or on behalf of Genoptix or Merger Sub for inclusion or incorporation by reference in the proxy statement. Prior to the mailing of the proxy statement, Rosetta has agreed to (a) provide Genoptix and its outside counsel with a reasonable opportunity to review and comment on any drafts of the proxy statement and related correspondence and filings, (b) include in such drafts, correspondence and filings all comments reasonably proposed by Genoptix and its outside counsel, provided that Rosetta will have no obligation to include any such comments to the extent that Rosetta determines in good faith, in consultation with its counsel, that including such comments would result in the proxy statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (c) to the extent practicable and not prohibited under applicable law, permit Genoptix and its outside counsel to participate in all communications, if any, with the SEC or Nasdaq, or their respective staff, as applicable (including all meetings and telephone conferences) relating to the Merger Agreement or any of the transactions contemplated hereby. If at any time prior to the shareholders meeting, any event occurs, or fact or information is discovered, by Rosetta, Genoptix or Merger Sub that should be set forth in an amendment of or a supplement to the proxy statement, such party will inform the others and Rosetta will prepare such amendment or supplement as soon as is reasonably practicable and, to the extent required by applicable law, cause such amendment or supplement to be promptly distributed to the shareholders of Rosetta. In the event that Genoptix or any person listed in Section 320(c) of the Companies Law casts any votes in respect of the Merger, Genoptix is required to disclose to Rosetta the respective interest of Genoptix or such person in the Ordinary Shares so voted.

Rosetta is required (i) to engage the services of Georgeson or another proxy solicitor that has been previously approved by Genoptix (such approval not to be unreasonably withheld) and (ii) to use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of the Merger and secure any other approval of shareholders of Rosetta that is required by applicable law in connection with the Merger; provided, however, that Rosetta may not change the date of, postpone or adjourn the shareholders meeting. Rosetta is required to keep Genoptix updated on a weekly basis with respect to the progress and process of such consent solicitation.

No Solicitation

Rosetta has agreed that during the period commencing on February 27, 2018 and ending on the earlier of the effective time of the Merger and the termination of the Merger Agreement, Rosetta will not, nor will it authorize any of its subsidiaries or any of its or their respective representatives to, directly or indirectly, except as otherwise provided below: (a) solicit, initiate or take any action to encourage or induce or facilitate the making, submission or announcement of, any proposal or inquiry that constitutes, or could reasonably be likely to lead to, an acquisition proposal (as defined below); (b) other than informing people of the existence of this non-solicitation provision, enter into, continue or participate in any discussions or any negotiations regarding any acquisition proposal or furnish to any person any non-public information or data with respect to or access to the properties of Rosetta in connection with an acquisition proposal; (c) enter into any agreement, arrangement or understanding with respect to any acquisition proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by the Merger Agreement; or (d) resolve, propose or agree to do any of the foregoing. Rosetta will, and will cause its subsidiaries and its and their respective representatives to, immediately cease and cause to be terminated all discussions or negotiations with any person previously conducted with respect to any acquisition proposal. Rosetta has agreed not to grant any waiver of any standstill provision or waive or otherwise modify the rights or obligations of any person under any confidentiality agreement. In accordance with the requirements of the Merger Agreement, Rosetta has and has caused its subsidiaries and its and their respective representatives to request the prompt return or destruction of all confidential information previously furnished to other persons and immediately terminate all physical and electronic data room access previously granted to any such person or its representatives.

Under the Merger Agreement, neither the Rosetta Board nor any committee thereof may (a) fail to make the Board recommendation of the Merger Agreement and the Merger to Rosetta’s shareholders; (b) withhold, withdraw, amend or modify in a manner adverse to Genoptix, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Genoptix, the Board recommendation; (c) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any acquisition proposal; or (d) resolve, agree or publicly propose to take any such actions. Any of the actions described in clauses (a)-(d) or any other material breach of the non-solicitation provisions in the Merger Agreement would be considered a “triggering event” for purposes of the Merger Agreement. In the event that an acquisition proposal (or any inquiry related thereto) is publicly announced or disclosed, Rosetta is required to issue a press release that reaffirms the Board recommendation within five business days after such acquisition proposal is announced or disclosed.

For purposes of the Merger Agreement, the term “acquisition proposal” means any bona fide offer or proposal (other than an offer or proposal by Genoptix) contemplating or otherwise relating to any transaction or series of related transactions (other than: (1) the grant of stock options by Rosetta to its employees, consultants and directors in the ordinary course of business pursuant to Rosetta’s existing stock option plans and consistent with Rosetta’s past practices; (2) the issuance of Ordinary Shares by Rosetta to its employees, consultants and directors upon the exercise of outstanding stock options; (3) the issuance of Ordinary Shares upon the conversion of outstanding convertible debentures; and (4) the issuance of Ordinary Shares upon the exercise of outstanding warrants) involving:

•	any merger, consolidation, share exchange, business combination, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (a) a person or “group” (as defined in the Exchange Act) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 20% of the outstanding shares of any class of voting securities of Rosetta or (b) Rosetta issues securities representing more than 20% of the outstanding shares of any class of voting securities of Rosetta;

•	any sale, lease, exchange, transfer, acquisition or disposition of any assets that constitute or account for (a) 20% or more of the consolidated net revenues of Rosetta, consolidated net income of Rosetta or consolidated book value of Rosetta; or (b) 20% or more of the fair market value of the assets of Rosetta; or

•	any liquidation or dissolution of Rosetta.

Efforts to Consummate the Merger

Subject to the terms and conditions of the Merger Agreement, the parties have agreed to make or cause to be made, in cooperation with the other parties, as promptly as practicable (and in any event within five business days) after the signing of the Merger Agreement any necessary filings, forms, declarations, notifications, registrations and notices with governmental entities under any applicable antitrust laws relating to the Merger. Each party has agreed, subject to the terms and conditions of the Merger Agreement, to use its reasonable best efforts to respond to, or otherwise resolve as promptly as practicable any requests for additional information made by the U.S. Department of Justice or any other governmental entity, act in good faith and reasonably cooperate with the other parties in connection with any investigation by any governmental entity, furnish to each other all information required for any filing, form, declaration, notification, registration and notice subject to advice of such party’s antitrust counsel, and take, or cause to be taken, all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under any applicable antitrust laws. Each party has agreed that (a) whenever possible, such party will give the other party reasonable prior notice of any communication with, and any proposed understanding or agreement with, any governmental entity regarding any filings, forms, declarations, notifications, registrations or notices, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed communication, understanding or agreement with any governmental entities with respect to the Merger, subject to advice of such party’s antitrust counsel; (b) where reasonably practical, none of the parties to the Merger Agreement will independently participate in any meeting or conversation, or engage in any substantive conversation with any governmental entity in respect of any filings or inquiry without giving the other party prior notice of the meeting or conversation and, unless prohibited by such governmental entity, the opportunity to attend and/or participate; (c) if one party is prohibited by applicable law or by the applicable governmental entity from participating in or attending any meetings, conferences or conversations, the attending party will keep the other reasonably apprised with respect thereto; and (d) the parties will, to the extent practicable, consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to any applicable antitrust laws.

Rosetta and Genoptix have agreed to use reasonable best efforts specifically to avoid the entry of any restraint prohibiting consummation of the Merger and to eliminate every impediment under any applicable antitrust laws that may be asserted by any governmental entity so as to enable the closing to occur as soon as reasonably possible (and in any event, not later than May 21, 2018).

Each of Genoptix, Merger Sub and Rosetta has agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from all governmental entities and make all necessary registrations, declarations and filings with all governmental entities, that are necessary to consummate the Merger.

Genoptix has agreed, upon the terms and subject to the conditions set forth in the Merger Agreement, to take all action necessary or required to cause Merger Sub and the surviving company to perform their respective obligations under the Merger Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in the Merger Agreement.

Directors’ and Officers’ Indemnification and Insurance

Rosetta has agreed that, prior to the effective time of the Merger, it will purchase and pay for a seven-year “tail” prepaid directors’ and officers’ liability (and fiduciary) insurance policy with terms and conditions no less advantageous to the indemnified persons, or other persons entitled to the benefit of such provisions of the Merger Agreement, as applicable, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Rosetta, covering, without limitation, the Merger; provided, however, that in no event may Rosetta expend in excess of 300% of the annual premium currently paid by Rosetta for such tail insurance policy; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Rosetta will obtain a policy with the greatest coverage available for a cost not exceeding such amount. During such seven-year period, the surviving company is required to (and Genoptix is required to cause the surviving company to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder.

The Merger Agreement requires the surviving company and its subsidiaries to (and Genoptix is required to cause Rosetta, the surviving company or any of their respective subsidiaries, as the case may be, to) (a) assume, honor and fulfill (subject to the limitations set forth in Section 263 of the Companies Law) all obligations of Rosetta or any of its subsidiaries pursuant to any written indemnification agreements with the indemnified persons that are listed in the relevant section of the confidential disclosure schedule and (b) not amend, repeal or otherwise modify the governing documents of the surviving company for a period of seven years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of the indemnified persons, except subject to the prior written consent of the indemnified persons or as required by applicable law.

The obligations of Genoptix and the surviving company to maintain the tail policy and to provide such indemnification will survive the consummation of the Merger and may not be terminated or modified in such a manner as to adversely affect any indemnified person to whom this director and officer insurance and indemnification provisions of the Merger Agreement apply without the consent of such affected indemnified person. The parties to the Merger Agreement have agreed that the indemnified persons to whom director and officer insurance and indemnification provisions of the Merger Agreement apply are third party beneficiaries of such section.

In the event Genoptix, the surviving company or any of their respective successors or assigns consolidates with or merges into any other person and is not the continuing or surviving company or entity in such consolidation or Merger or transfers all or substantially all of its properties and assets to any person, then, and in either such case, Genoptix is required to make proper provision so that the successors and assigns of Genoptix or the surviving company, as the case may be, will assume all of the obligations set forth in the director and officer insurance and indemnification provisions of the Merger Agreement. The agreements and covenants contained in the director and officer insurance and indemnification provisions of the Merger Agreement are not intended to be exclusive of any other rights to which any indemnified person is entitled, whether pursuant to law, contract or otherwise.

Nothing in the Merger Agreement is intended to release, waive, or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Rosetta or its officers, directors, and employees. The parties have agreed that the indemnification provided for in the Merger Agreement is not prior to, or in substitution for, any such claims under any such policies.

Tax Rulings

As soon as practicable after the date the of Merger Agreement, Rosetta must prepare and file with the ITA an application for a ruling that (a) with respect to holders of Ordinary Shares, stock options or RSUs that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), exempting Genoptix, the payment agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or instructing Genoptix, the payment agent, the surviving company and their respective agents on how such withholding is to be executed and the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (b) with respect to holders of Ordinary Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (excluding 102 shares) exempting Genoptix, the payment agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or clearly instructing Genoptix, the payment agent, the surviving company and their respective agents on how such withholding is to be executed and, in particular, the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

Rosetta will use reasonable best efforts to promptly take all actions and to do all things necessary, proper or advisable under applicable laws to obtain the Withholding Tax Ruling, as promptly as practicable. In the event that the Withholding Tax Ruling has not been received by the Closing Date, then Genoptix may make such payments and withhold any applicable taxes in accordance with the terms of the Merger Agreement.

To the extent any Withholding Tax Ruling has been obtained in connection with the Previous Merger, and remains in effect with respect to the Merger, no further action is required.

Certain Other Covenants

The Merger Agreement contains additional covenants, including relating to public announcements, notices of certain events, stock exchange delisting, confidentiality, resignations of officers and directors, minimizing the effect of any takeover laws and participation in shareholder litigation.

Conditions to the Merger

The respective obligations of Rosetta, Genoptix and Merger Sub to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) at or prior to the closing of the Merger of the following conditions:

•	Rosetta’s shareholders have approved the Merger Agreement and the Merger;

•	as required by the Companies Law, at least 50 days have elapsed after the filing of a Merger proposal with the Registrar of Companies and at least 30 days have elapsed after the approval of the Merger by the shareholders of each of Rosetta and Merger Sub;

•	the authorizations, consents, orders or approvals of, or declarations or filings with, specified governmental entities have occurred or have been obtained and remain in full force and effect, and the expiration or early termination of any waiting period (and any extension thereof) under applicable antitrust laws has occurred or been granted;

•	Rosetta has prepared and filed with the IIA a notice to the IIA of the transfer to Genoptix of the Rosetta Ordinary Shares, subject to transfer restrictions imposed by the IIA, and has received a letter from the IIA accepting the notice;

•	Rosetta and Merger Sub have received the certificate of merger from the Registrar of Companies; and

•	no governmental entity of competent jurisdiction in the United States or Israel has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger.

The obligations of Genoptix and Merger Sub to effect the Merger are subject to the satisfaction (or waiver by Genoptix and Merger Sub, to the extent permitted by applicable law) at or prior to the closing of the Merger of the following additional conditions:

•	(a) the representations and warranties of Rosetta regarding due organization and subsidiaries, authority and binding nature of agreement, capitalization, absence of changes and brokers are true and correct in all respects on and as of the date of the Merger Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties that address matters only as of a particular date, which only need to remain true and correct as of such date) and (b) each of the other representations and warranties of Rosetta set forth in the Merger Agreement are true and correct on and as of the date of the Merger Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which only need to remain true and correct as of such date), except, solely with respect to this clause (b), where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality” or “material adverse effect” set forth therein), has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	Rosetta has performed or complied in all material respects with all of its obligations and covenants required to be performed or complied by it under the Merger Agreement at or prior to the closing of the Merger;

•	there has not been any change, effect, event, fact, development, occurrence or circumstance that, individually or in the aggregate has had or would reasonably be expected to have, a material adverse effect on Rosetta;

•	there are no pending legal proceedings challenging or seeking to restrain or prohibit the consummation of the Merger or any other transaction contemplated by the Merger Agreement or which, if unfavorably adjudicated, could have a material adverse effect on Rosetta or Genoptix;

•	receipt by Rosetta of written confirmation (a) from the counterparty to a specified agreement that such agreement remains in full force and effect and that Rosetta and/or the applicable subsidiary party thereto is not in breach or violation of such agreement and (b) that Rosetta has not received any notice in writing from the counterparty to the agreement that such counterparty intends to terminate, or not renew, such agreement;

•	the delivery of an officer’s certificate by a duly authorized executive officer of Rosetta certifying that the conditions in the prior five bullet points have been satisfied;

•	receipt of specified third-party consents and delivery of all required third-party notices;

•	receipt of evidence that the outstanding convertible debentures have been or will be terminated concurrently with the closing of the Merger and any amounts due to the former holders of such securities have been paid in full and receipt of payoff letters with respect to all other third-party indebtedness; and

•	receipt of evidence that all outstanding warrants have been or will be repurchased or terminated concurrently with the closing and that all amounts due to the former holders of such securities have been paid in full.

•	The PDx Acquisition (as such term is defined under the heading “The Purchase of Rosetta’s PersonalizeDx Business” on page 41 of this proxy statement) shall have been consummated on or prior to March 16, 2018.

The obligation of Rosetta to effect the Merger is subject to the satisfaction (or waiver by Rosetta to the extent permitted by applicable law) at or prior to the closing of the Merger of the following additional conditions:

•	(a) the representations and warranties of Genoptix and Merger Sub regarding valid existence and authority and binding nature of agreement are true and correct in all respects on and as of the date of the Merger Agreement and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which only need to remain true and correct as of such date), and (b) each of the other representations and warranties of Genoptix and Merger Sub set forth in the Merger Agreement are true and correct on and as of the date of the Merger Agreement and as of the Closing Date (except those representations and warranties which address matters only as of a particular date, which only need to remain true and correct as of such date), except, solely with respect to this clause (b), where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality” or “material adverse effect” set forth therein), has not, and would not reasonably be expected to, prevent or materially impede, interfere with, hinder or delay the consummation by Genoptix or Merger Sub of the Merger or any of the other transactions contemplated by the Merger Agreement on a timely basis;

•	each of Genoptix and Merger Sub has performed or complied in all material respects with all of its obligations and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the closing of the Merger; and

•	the delivery of an officer’s certificate by a duly authorized executive officer of Genoptix certifying that the conditions in the prior two bullet points have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written agreement of Genoptix and Rosetta.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either Genoptix or Rosetta if:

•	the Merger is not consummated by May 21, 2018, except that a party may not terminate the Merger Agreement for failure of the effective time of the Merger to occur by May 21, 2018, if such failure was proximately caused by a failure of such party to perform in any material respects its covenants or obligations under the Merger Agreement;

•	any governmental entity of competent jurisdiction has enacted, issued or promulgated any law, regulation or ruling or has issued or granted any restraint, injunction, order or decree that is in effect as of immediately prior to the effective time of the Merger and which has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, except that the right to terminate the Merger Agreement upon the issuance of a final, non-appealable restraint, injunction, order or decree will not be available to a party if such issuance is proximately caused by a failure of such party to perform in any material respects its covenants or obligations under the Merger Agreement; or

•	the approval of the Merger by Rosetta’s shareholders is not obtained at the shareholders meeting, except that a party may not terminate the Merger Agreement if the failure to obtain shareholder approval was proximately caused by a failure of such party to perform in any material respects its covenants or obligations under the Merger Agreement.

The Merger Agreement may also be terminated by Genoptix under any of the following circumstances:

•	at any time prior to the effective time of the Merger a “triggering event” has occurred; or

•	if (a) Rosetta has breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement or (b) any of Rosetta’s representations or warranties was inaccurate when made or has become inaccurate, that would, in either case, result in the failure of a closing condition to be satisfied, and in the case of both clauses (a) and (b), such breach is not curable by May 21, 2018, or, if curable, is not cured by the earlier of (i) 30 days after written notice is given by Genoptix to Rosetta and (ii) May 21, 2018.

The Merger Agreement may also be terminated by Rosetta under the following circumstance:

•	if (a) Genoptix has breached or failed to perform any of its covenants or agreements set forth in the Merger Agreement or (b) any of Genoptix’s representations or warranties was inaccurate when made or has become inaccurate, that would, in either case, have a material adverse effect on the ability of Genoptix or Merger Sub to consummate the Merger, and in the case of both clauses (a) and (b), such breach is not curable by May 21, 2018, or, if curable, is not cured by the earlier of (i) 30 days after written notice is given by Rosetta to Genoptix and (ii) May 21, 2018.

If the Merger Agreement is validly terminated, it will become null and void, with the exception of sections regarding confidentiality, termination fees and miscellaneous provisions. The termination of the Merger Agreement will not relieve any party from liability or damages arising from its intentional and material breach of the Merger Agreement prior to such termination. In addition, in the event of the termination of the Merger Agreement, any amounts outstanding under the Loan and Security Agreement including principal, premium, if any, interest and penalties will become due and payable within three days after such termination in accordance with the terms of the Loan and Security Agreement.

Expense Reimbursement and Termination Fee

In the event that the Merger Agreement is validly terminated by Rosetta or Genoptix upon a failure to obtain shareholder approval, Rosetta will be required to reimburse Genoptix’s expenses incurred in connection with this transaction up to a maximum of $450,000 (the “Merger Expense Reimbursement”). Rosetta may elect to make the expense reimbursement payment in cash or by delivering a secured promissory note providing for payment of such amount within 60 days from such termination.

Rosetta is required to pay to Genoptix a termination fee of $1,000,000 if the Merger Agreement is terminated by Genoptix following a triggering event. Subject to continuing rights to seek specific performance, Genoptix and Merger Sub have acknowledged and agreed that receipt of the termination fee, together with the reimbursement of any expenses incurred by Genoptix in collecting the termination fee, will constitute Genoptix’s and Merger Sub’s sole and exclusive remedy under this agreement, and will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Genoptix and Merger Sub in connection with the Merger Agreement (and the termination thereof).

Expenses

Except as described above, all fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

Specific Performance

Rosetta, Genoptix and Merger Sub have agreed that any party seeking to enforce the Merger Agreement against a non-performing party will be entitled to specific performance and the issuance of injunctive or other equitable relief and that they will waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief. This right to specific performance or other equitable relief is in addition to any other remedy to which the parties are entitled at law or in equity.

Amendment

The Merger Agreement may be amended at any time by execution of a written agreement signed by each of Genoptix, Merger Sub and Rosetta; provided, however, that no amendment will be made or given that requires the approval of Rosetta’s shareholders under applicable law unless such approval is obtained.

Applicable Law

The Merger Agreement will be governed by, and construed in accordance with, the laws of the State of New York, except that (i) matters involving the internal corporate affairs of Genoptix, Merger Sub or Rosetta (including matters relating to the fiduciary duties of each of their respective boards of directors) will be governed by the laws of the jurisdiction in which such corporation or company is organized and (ii) provisions related to the Merger that are required under Israeli law to be governed by Israeli law will be so governed.

THE PURCHASE OF ROSETTA’S PERSONALIZEDX BUSINESS

Concurrently with the execution of the Merger Agreement, Genoptix and the Company’s wholly owned subsidiary Rosetta Genomics, Inc. (“Rosetta Inc.”) entered into a Stock Purchase Agreement (the “PDx Acquisition Agreement”), pursuant to which Genoptix acquired all of the issued and outstanding shares of common stock of the Company’s indirect subsidiary Minuet Diagnostics, Inc. (the “PDx Acquisition”). The PDx Acquisition was consummated on March 2, 2018 (the “Closing Date”). The aggregate purchase price was $1,000,000 and the assumption of the Trade Payables.

The PDx Acquisition Agreement includes customary representations and warranties from Rosetta Inc. to Genoptix and from Genoptix to Rosetta Inc. None of the representations and warranties of Rosetta Inc. or of Genoptix made in the PDx Acquisition Agreement survived the closing of the PDx Acquisition. The PDx Acquisition Agreement contains limited covenants, including a non-competition clause and that Rosetta Inc. would take such action or make such payments as may be necessary so that, as of the Closing Date, there would be no intercompany agreements or obligations between CynoGen, Inc. or Minuet Diagnostics, Inc., on the one hand, and Rosetta Inc. or any of its affiliates, on the other hand. All covenants in the PDx Acquisition Agreement will survive the closing until the later of six months after the Closing Date or the date by which such covenant is to be performed. Neither Rosetta Inc. nor Genoptix is obligated to indemnify the other against any losses incurred or suffered under the PDx Acquisition Agreement.

EXPENSE REIMBURSEMENT WAIVER

Following the termination of the Previous Merger Agreement, the Company was obligated to reimburse Genoptix’s expenses incurred in connection with the Previous Merger in an amount equal to $750,000 (the “Previous Merger Expense Reimbursement”).

Concurrently with the execution of the Merger Agreement, Genoptix and the Company entered into an Expense Reimbursement Waiver Agreement (together with Amendment Number 1 to the Expense Reimbursement Waiver Agreement, dated March 11, 2018, the “Expense Reimbursement Waiver Agreement”). According to the Expense Reimbursement Waiver Agreement, contingent upon the consummation of the Merger on or prior to May 21, 2018, all of the obligations of the Company to pay to Genoptix the Previous Merger Expense Reimbursement shall be satisfied in full and discharged and Genoptix will have no further rights to receive the Previous Merger Expense Reimbursement.

In the event that the Merger is not consummated on or prior to May 21, 2018 or the Merger Agreement is terminated in accordance with its terms, Rosetta shall pay to Genoptix, no later than the earlier of (a) May 23, 2018 and (b) the second (2nd) business day following the termination of the Merger Agreement, the Previous Merger Expense Reimbursement either in cash or by delivering a secured promissory note providing for payment of such amount within 60 days from such termination.

THE DISTRIBUTION AGREEMENT

In connection with the signing of the Merger Agreement, the Company and Genoptix have entered into an Exclusive Marketing and Distribution Agreement (the “Distribution Agreement”), pursuant to which the Company granted Genoptix an exclusive in the United States (non-exclusive in the rest of the world, other than as set forth therein), royalty-free right and license to promote, market, advertise, solicit purchase of, distribute, use and sell certain of Rosetta’s products. Rosetta reserves the right to promote, market, advertise, solicit purchase of, distribute, use and sell such certain intellectual property in the United States; however, Rosetta agrees not to appoint any party, other than Genoptix, to undertake any of the foregoing activities in the United States.

Genoptix will use commercially reasonable efforts to market the products for the term of the Distribution Agreement and Rosetta will promptly perform all tests and otherwise provide all products set forth therein upon receipt of applicable patient samples from customers. Rosetta will also provide the results of all testing and all products as set forth therein as soon as reasonably possible.

In consideration for the marketing services provided by Genoptix, Rosetta shall pay Genoptix a percentage of the amounts received by Rosetta from sales of products marketed and sold by Genoptix pursuant to the Distribution Agreement to the extent such sales are generated as a direct result of the promotional efforts of Genoptix.

The Distribution Agreement contains customary representations and warranties made by the Company to Genoptix and by Genoptix to the Company. Generally, each party’s representations and warranties in the Distribution Agreement survive any termination or expiration of the Distribution Agreement.

The Distribution Agreement will commence on March 11, 2018, and continue in full force and effect for an initial term expiring on May 15, 2018. The Distribution Agreement will automatically renew for additional one year renewal terms unless Genoptix provides written notice as set forth therein.

THE SECURED BRIDGE LOAN

Concurrently with the execution of the Previous Merger Agreement, Genoptix, Rosetta Inc., as borrower, the Company, and its indirect wholly owned subsidiaries Cynogen, Inc., and Minuet Diagnostics, Inc., as guarantors, entered into a Loan and Security Agreement (the “Loan and Security Agreement”) according to which Genoptix has agreed to provide to Rosetta Inc. a secured bridge loan of up to $1,800,000 to fund the operations of the Company and its subsidiaries through the closing of the Merger (the “Loan”). The Loan may be disbursed at a rate of up to $600,000 per month based on Rosetta’s budgeted cash requirements.

Concurrently with the execution of the Merger Agreement, Genoptix, Rosetta Inc., the Company, Cynogen Inc., and Minuet Diagnostics Inc., entered into an Amendment Number One to the Loan and Security Agreement (the “First Amendment”) and on March 11, 2018, Genoptix, Rosetta Inc., the Company entered into and an Amendment Number 2 to the Loan and Security Agreement. According to the First Amendment as of February 27, 2018, Genoptix has no further obligation to make any additional loans under the Loan and Security Agreement.

The entire outstanding principal balance of the Loan and all accrued but unpaid interest thereon will become due and payable upon the first to occur of (a) in the event that Rosetta’s shareholders do not approve the Merger on or prior to April 17, 2018, then April 20, 2018, (b) the date on which the Merger is consummated in accordance with the terms of the Merger Agreement, (c) the date on which the Loan is accelerated in accordance with the terms of the Loan and Security Agreement, (d) the date that is three calendar days after the date that the Merger Agreement is terminated pursuant to its terms (for further details see “The Merger Agreement — Termination of the Merger Agreement” on page 40 of this proxy statement), (e) May 24, 2018, (f) the date on which Rosetta Inc. or any of the guarantors of the Loan breaches the no solicitation provisions of the Merger Agreement (for further details see “The Merger Agreement — No Solicitation” on page 34 of this proxy statement), or (g) the date on which any “triggering event” occurs (for further details see “The Merger Agreement — No Solicitation” on page 34 of this proxy statement).

The aggregate outstanding principal balance of the Loan accrues simple interest at a rate equal to 10% per annum, and immediately upon the occurrence and during the continuance of an Event of Default (as defined in the Loan and Security Agreement), the Loan will accrue additional interest at a rate per annum equal to 2% unless Genoptix otherwise elects in its sole discretion to impose a smaller increase.

Rosetta Inc., has granted to Genoptix a security interest in substantially all of its assets to secure all of its obligations under the Loan and Security Agreement and related loan documents and the obligations of the Company for the payment of the Previous Merger Expense Reimbursement and the Merger Expense Reimbursement and any promissory notes issued in connection therewith. Similarly, the Company, Cynogen, Inc., and Minuet Diagnostics, Inc., have each granted to Genoptix a lien on and security interest in, substantially all of their assets to secure their guaranties of the obligations of Rosetta Genomics, Inc. On March 11, 2018, Genoptix released Cynogen, Inc., and Minuet Diagnostics, Inc., from their obligations as guarantors under the Loan and Security Agreement and the other agreements secured by such obligations and released the Genoptix’s lien in the assets of Cynogen, Inc., and Minuet Diagnostics, Inc.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections entitled “Proposal 1: The Merger Proposal — The Merger” beginning on page 6 of this proxy statement, and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the failure to obtain the requisite approval of Rosetta’s shareholders or the failure to satisfy other closing conditions;

•	risks related to disruption of management’s attention from Rosetta’s on-going business operations due to the pending transaction;

•	the effect of the announcement of the pending transaction on the ability of Rosetta to retain and hire key personnel, maintain relationships with their respective customers and suppliers, and maintain their respective operating results and businesses generally; and

•	risks that the actual purchase price per Ordinary Share could differ from our estimate because the actual amount of payments for outstanding debt, convertible debentures, warrant termination payments, professional fees, expenses and other items could differ from our assumptions.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition or results of operations of Rosetta could be materially adversely affected by any of these factors. Rosetta does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

The complete form of the proposed resolutions may be inspected at the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, who is accessible by phone at (+1)-877-429-6643.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Extraordinary Meeting, to the Company’s offices at its above mentioned address, Attention: Ron Kalfus, Chief Financial Officer, at (+1) 877-429-6643, or by facsimile to +972-73-222-0701, no later than April 7, 2018. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The Company’s Board may send position statements in response to shareholder’s position statements no later than April 12, 2018.

It should be noted that following the date hereof, the agenda of the Extraordinary Meeting may be altered, including the adding of items to the agenda, and position statements may be published. The updated agenda and position statements will be made available to the public on the SEC’s website at http://www.sec.gov.

The final date on which the Company may submit a revised proxy statement following the adding of items to the agenda at the request of a shareholder is March 26, 2018.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors — SEC Filing” section of our website at www.rosettagx.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as exhibit to report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement we are not aware of any other matters to be presented at the Extraordinary Meeting. However, if any other matters requiring the vote of the shareholders arise at the meeting, the persons named as proxy holders may use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board